FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the Circular to Ordinary Shareholders regarding a proposed Black Economic Empowerment transaction dated March 31, 2010, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

The definitions and interpretations commencing on page 13 of this Circular have been used on this front cover.

If you are in any doubt as to the action that you should take, please consult your broker, CSDP, legal advisor, accountant or other professional advisor immediately.

Please take careful note of the following provisions regarding the action required by Ordinary Shareholders:

- If you have disposed of all of your Ordinary Shares, this Circular should be handed to the purchaser of such Ordinary Shares or the CSDP, broker or other agent who disposed of your Ordinary Shares for you.
- This Circular contains information relating to the Transaction. You should carefully read through this Circular and decide how you wish to vote on the resolutions to be proposed at the General Meeting.
- The General Meeting, convened in terms of the notice of General Meeting attached to this Circular, will be held at the Company's registered office, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001 on Thursday 29 April 2010 at 03:00pm.

---

sappi

Sappi Limited

(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
Share code: SAP ISIN: ZAE000006284

Circular to Ordinary Shareholders regarding a proposed Black Economic Empowerment transaction

including:

- **amendments to the Articles to:**
  - **create "A" Ordinary Shares; and**
  - **increase the authorised share capital;**
- **the specific issue of Ordinary Shares and "A" Ordinary Shares for cash;**
- **the specific repurchase of "A" Ordinary Shares; and**
- **authority to provide financial assistance;**

and incorporating:

- **a notice convening the General Meeting; and**
- **a form of proxy *(blue)* (for use by Certificated Shareholders and own name Dematerialised Shareholders only).**

Merchant bank and transaction sponsor	Sponsor	Reporting accountants and auditors
RAND MERCHANT BANK A division of FirstRand Bank Limited	UBS	Deloitte. Deloitte & Touche Registered Auditors
Legal advisors	**Independent professional expert**	**Communication advisors**
DENEYS REITZ ATTORNEYS Deneys Reitz Inc. 1984/003385/21	NEDBANK CAPITAL	BRUNSWICK

Date: 31 March 2010

CORPORATE INFORMATION AND ADVISORS

Company secretary and registered office

D J O'Connor (BA LLB)
Sappi Management Services (Proprietary) Limited
48 Ameshoff Street
Braamfontein, 2001, South Africa
(PO Box 31560, Braamfontein, 2017, South Africa)

South African transfer secretaries

Computershare Investor Services (Proprietary) Limited
(Registration number: 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001, South Africa
(PO Box 61051, Marshalltown, 2107, South Africa)

Sponsor

UBS South Africa (Proprietary) Limited
(Registration number: 1995/011140/07)
64 Wierda Road East
Wierda Valley
Sandton, 2196, South Africa
(PO Box 652863, Benmore, 2010, South Africa)

Merchant bank and transaction sponsor

Rand Merchant Bank
(A division of FirstRand Bank Limited)
(Registration number: 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196, South Africa
(PO Box 786273, Sandton, 2146, South Africa)

Independent professional expert

Nedbank Capital, a division of Nedbank Limited
(Registration number: 1951/000009/06)
3rd Floor, Corporate Place
135 Rivonia Road
Sandown, 2196, South Africa
(PO Box 1144, Johannesburg, 2000, South Africa)

Reporting accountants and auditors

Deloitte & Touche
Registered Auditors
Deloitte Place, The Woodlands
20 Woodlands Drive, Woodmead
Sandton, 2196, South Africa
(Private Bag X6, Gallo Manor, 2052, South Africa)

Legal advisors

Deneys Reitz Incorporated
(Registration number: 1984/003385/21)
82 Maude Street
Sandton, 2196, South Africa
(PO Box 784903, Sandton, 2146, South Africa)

Communication advisors

Brunswick South Africa Ltd
(Registration number: 1995/011507/10)
23 Fricker Road, Illovo Boulevard, Illovo, 2196
(PO Box 2603, Saxonwold, 2132, South Africa)

FORWARD-LOOKING STATEMENTS

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words 'believe', 'anticipate', 'expect', 'intend', 'estimate', 'plan', 'assume', 'positioned', 'will', 'may', 'should', 'risk' and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the Company's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect Sappi's ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions, including the acquisition of M-real's coated graphic paper business, and achieving expected savings and synergies and currency fluctuations. Sappi undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in the prospects section of this Circular an estimate of synergies from the acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

Notice to Shareholders in the United States

This Circular does not constitute or form part of any offer or solicitation to purchase or subscribe for securities in the United States. The offering of the Ordinary Shares, "A" Ordinary Shares, "A" Units and "B" Units in connection with the Transaction described in this Circular has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Accordingly, such securities may only be offered and sold in transactions that are exempt from, or not subject to, the registration requirements of the U.S. Securities Act. The securities offered in the proposed Transaction described in this Circular may be acquired outside of the United States in accordance with Regulation S under the U.S. Securities Act. Holders of Ordinary Shares and Sappi American Depository Receipts in the United States are permitted to vote on the resolutions to which this Circular refers.

TABLE OF CONTENTS

EXECUTIVE SUMMARY

1. BACKGROUND

Sappi is a global paper and pulp group as well as the world's largest producer of chemical cellulose. Sappi is committed to participate in the transformation and development of South Africa and has a role to play in the achievement thereof as it holds major forestry and manufacturing operations in South Africa.

Sappi views Broad Based Black Economic Empowerment (BBBEE) as a key requirement for sustainable growth and social development in South Africa. In Sappi's 2009 Annual Report the Company stated that it was imperative to enter into a Black Economic Empowerment (BEE) transaction in order to broaden its base of shareholders.

The Transaction which the Company is proposing in this Circular will enable it to meet its BEE targets in respect of BEE equity ownership. There are two distinct parts to the Transaction. The first will entail the issue of Ordinary Shares to the participants in the 2006 Plantation BEE Deal, following the unwinding of the rights from that deal, which deal is explained in section 3 of this executive summary, and the second will create a new class of equity shares, being "A" Ordinary Shares, which shall be issued to various trusts for the benefit of certain employees of Sappi's South African business and certain local communities in South Africa, and will be financed by way of a notional loan account and will not be listed on the JSE.

2. SOUTH AFRICAN BBBEE REQUIREMENTS

The South African government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans (HDSAs) in the South African economy and, through BBBEE Legislation, formalised the country's approach in this regard.

BBBEE is divided into seven elements focused on increasing ownership equity, management and control of businesses and improving black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of black entrepreneurship through preferential procurement and enterprise development and the uplifting of communities through social investment. BBBEE information is reported by entities through the disclosure of a generic "BBBEE scorecard", which is verified by an economic empowerment rating agency.

Currently, Sappi's South African business holds a score of 54 points on its generic BBBEE scorecard which classifies it as a "Level Six Contributor" and a preferential procurement recognition level of 60%. This means that 60% of the value of all purchases from Sappi's South African business qualifies as preferential procurement spend in a customer's BBBEE scorecard. This rating was verified in July 2009 by Empowerdex, an independent registered BEE rating agency.

The South African Forest Sector Charter (the Forestry Charter) was gazetted in June 2009 as the "Forest Sector Code". The Forestry Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. It sets industry targets in seven categories broadly similar to the Department of Trade and Industry's Code of Good Practice for BBBEE (DTI Codes). Sappi's South African businesses are signatories to the Forestry Charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA).

The Forestry Charter sets the objectives and principles for BBBEE in the forestry industry and includes the BBBEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BBBEE targets. With effect from calendar year 2010, Sappi's South African business will be evaluated against the Forestry Charter's scorecard and not the generic BBBEE scorecard.

3. 2006 PLANTATION BEE DEAL

In April 2006 Sappi announced a BEE deal with Lereko Property Company (Proprietary) Limited (LPC), a BEE company set up to house a consortium consisting of Lereko Investments, Malibongwe and AMB Capital, whereby LPC acquired a 25% undivided share in Sappi's South African plantation land, excluding the value of the plantations, owned by Sappi and/or Sappi Manufacturing, coupled with the right to develop the land not utilised for forestry operations, which is referred to as the Plantation BEE Deal. Sappi Manufacturing retained the right of use over all the land in terms of the underlying arrangements.

As part of this transaction, 30% of LPC was set aside for the benefit of certain categories of Sappi's South African employees, who did not participate in any Company share incentive scheme, to be housed in a separate legal vehicle. The balance of the shareholding in LPC was to be held by Lereko Investments (46.19%), Malibongwe (10.14%) and AMB Capital (13.67%). Each property development on land not utilised for forestry operations would be carried out by a special purpose vehicle with the same beneficial shareholding.

However, the Plantation BEE Deal does not meet Sappi's undertakings in terms of the Forestry Charter. Accordingly, Sappi proposes that the 2006 deal, which resides at a South African subsidiary level, be unwound and a new sustainable transaction of equivalent value be implemented by Sappi at a holding company level by making use of its listed securities.

The existing right held by Lereko Investments, Malibongwe, AMB Capital and the abovementioned Sappi employees to develop land not utilised for forestry operations will be retained and these parties will enjoy the benefits derived in due course from any developments.

4. OBJECTIVES OF THE TRANSACTION

The Transaction detailed in this Circular and which Sappi's Ordinary Shareholders are required to approve, is part of Sappi's committed efforts to achieve the objectives set out in the BEE Legislation and aimed at creating wealth for its Employees and Black Managers, both as defined in this Circular Sappi wishes to conclude a BEE equity deal that includes all South African employees below middle management level and which will help to attract and retain a core of skilled Black Managers.

The Transaction will also enhance and support enterprise development in the communities where Sappi's South African business is economically active (i.e. forestry and mill communities) by providing for the participation of these communities and their inclusion as Beneficiaries of the Transaction.

Sappi is of the opinion that strategic partners should also be included as part of the Transaction as they can play an important role in the development of future Company strategies. After a consideration of the alternative strategic partners available, Sappi has decided to continue its strong relationship with the Lereko Investments led consortium who will be the Strategic Partners for the Transaction.

Sappi is committed to the spirit and principles contained in the BEE Legislation and recognises the social and economic imperative to undertake the Transaction. The primary objective of the Company is thus to implement a sustainable Transaction that will position Sappi as a leading South African empowered company.

In addition, the Transaction:

- accommodates the key principles of BBBEE (i.e. it is broad based);
- maximises ownership scorecard points as calculated in terms of the Forestry Charter;
- helps attract and retain highly skilled Black Managers;
- empowers Sappi's South African Employees;
- positions Sappi as a responsible corporate citizen within the communities where its South African business operates; and
- does not negatively impact Sappi's current financing structure and credit facilities.

The Transaction will result in the BEE Trusts and the Strategic Partners holding, collectively, Ordinary and "A" Ordinary Shares equivalent to 4.5% of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business post the Transaction in terms of the Forestry Charter and BBBEE Legislation in general. Empowerdex has also determined that, at inception of the Transaction, Sappi's South African business will be eligible for 15 points out of a maximum 25 points in terms of the ownership scorecard of the Forestry Charter, which will elevate it to a "Level Four Contributor" and a 100% procurement recognition level. Sappi's South African customers have similar BEE requirements and consider Sappi's level of empowerment when transacting with the Company thus making this Transaction a commercial imperative.

5. THE TRANSACTION

Sappi's South African business represents approximately 25% of the total Sappi business. Sappi will conclude a Transaction for 4.5% shareholding at the holding company level, which corresponds to an effective 30% interest in Sappi's South African business post the Transaction in terms of the Forestry Charter and BBBEE Legislation in general.

The Transaction will result in 4.5% of the issued share capital of Sappi being held as follows:

- Sappi's South African Employees (62.5%);
- South African Black Managers (15%);
- Strategic Partners (12.5%); and
- Communities surrounding the South African mill operations and plantations (10%).

The total value of the Transaction, based on the 30 day volume weighted average share price (VWAP) of Sappi as at Friday 5 February 2010 of R33.50, will amount to approximately R814 million and will require the issue of approximately 24.3 million Shares, made up of approximately 4.3 million Ordinary Shares and approximately 20 million "A" Ordinary Shares, a new class of equity.

(a) Ordinary Shares

Lereko Investments, Malibongwe and AMB Capital have agreed to transfer the value created through their shareholding in LPC in the Plantation BEE Deal into fully paid up Ordinary Shares as detailed in this Circular, these parties will be referred to as the Strategic Partners for the Transaction.

The value created through the entitlement of 30% of LPC which was set aside for the benefit of certain categories of Sappi's South African Employees will be converted into fully paid up Ordinary Shares and will be held in the Sappi employee share option plan trust (ESOP Trust or ESOP) as "B" Units as more fully detailed in the Circular.

The aforementioned transactions will be effected in terms of and subject to the conditions contained in the Transaction Agreements. Sappi will then, on conclusion of the Transaction, be the sole shareholder of LPC and regain 100% ownership of Sappi's South African plantation land.

The value attributable to the Strategic Partners for their shareholding in LPC is R102.1 million and the portion attributable to the South African employees, which will be held through the ESOP Trust, for their 30% entitlement of LPC is R42.9 million. These values will result in the issue of the following number of Ordinary Shares to the Strategic Partners and the ESOP Trust, based on Sappi's 30 day VWAP as at Friday 5 February 2010 (being R33.50):

Entity	Ordinary Share allocation
Lereko Investments	1,971,693
Malibongwe	432,842
AMB	643,227
Strategic Partners	**3,047,762**
Employees (through the ESOP Trust)	1,280,597
Total	**4,328,359**

These Ordinary Shares will rank *pari passu* with all other Ordinary Shares and will be entitled to receive Dividends on the same basis as all other Ordinary Shares. However, the Ordinary Shares being held through the ESOP Trust will, in addition, be subject to the terms and conditions of the ESOP Trust.

Ordinary Shareholders are being requested to approve the specific issue of 3,047,762 Ordinary Shares for the Strategic Partners in part 4 of ordinary resolution number 1 and the specific issue of 1,280,597 Ordinary Shares for the ESOP Trust in part 5 of ordinary resolution number 1.

(b) "A" Ordinary Shares

In addition to the Ordinary Shares issued, the Transaction contemplates the establishment of two trusts in addition to the ESOP Trust. The MSOP Trust, whose Beneficiaries will be the Black Managers, and the Sappi Foundation Trust, whose Beneficiaries will include the growers and communities in the geographic areas where Sappi's South African business has operations.

Beneficiaries of the ESOP Trust, MSOP Trust and Sappi Foundation do not have the required funding to contribute meaningfully to the Transaction. Therefore, Sappi proposes to facilitate their participation via the creation of a new class of ordinary shares known as "A" Ordinary Shares which will be sold to the BEE Trusts at Par Value, being R1 per "A" Ordinary Share. Sappi will lend the BEE Trusts the money to subscribe for this new class of equity in the Company. The allocation and value of the "A" Ordinary Shares will be as follows, based on Sappi's 30 day VWAP as at Friday 5 February 2010 (being R33.50):

Entity	Number of "A" Ordinary Shares
ESOP	13,889,195
MSOP	3,642,969
Sappi Foundation	2,429,312
Total	**19,961,476**

The "A" Ordinary Shares will rank *pari passu* with the Ordinary Shares in all respects except for dividend entitlements where the "A" Ordinary Shares will be entitled to 50% of the dividends payable on the Ordinary Shares. The "A" Ordinary Shares will have the same voting rights as Ordinary Shares but will not be listed on the JSE. The "A" Ordinary Shares' rights, terms and privileges will be contained in Article 38 of Sappi's Articles, details of which are reflected in the notice of General Meeting attached to this Circular.

The Company will have the option to repurchase a number of "A" Ordinary Shares at the end of the Transaction in August 2019. The calculation of the number of "A" Ordinary Shares to be repurchased will be performed in terms of the Repurchase Formula, as defined in this Circular. The number of any "A" Ordinary Shares that Sappi elects to buy back on the Repurchase Date, as defined in this Circular, will depend on the price performance of the Ordinary Shares over the period of the Transaction with the remaining "A" Ordinary Shares being distributed to the Beneficiaries and converted into Ordinary Shares.

(c) Post transaction shareholding structure



Strategic Partners
Ordinary Shares: 643,227
AMB Capital
Ordinary Shares: 1,971,693
Lereko Investments
Ordinary Shares: 432,842
Malibongwe
0.12%
0.37%
0.08%
Ordinary Shares: 515,484,265
Other shareholders
"A" Ordinary Shares: 13,889,195
Ordinary Shares: 1,280,597
ESOP
"A" Ordinary Shares: 3,642,959
MSOP
"A" Ordinary Shares: 2,429,312
Sappi Foundation
95.5%
2.81%
0.67%
0.45%
Sappi

ESOP and MSOP allocation and vesting rights

The ESOP and MSOP Trusts have been set up with rules that detail the way in which the Shares are allocated and how they are forfeited. These detailed rules are explained in more detail in the main body of the Circular and are set out in the relevant Trust Deeds which are available for inspection at the registered office of the Company. The main principles governing the allocation and vesting of the Ordinary Shares and "A" Ordinary Shares are as follows:

- the allocation of the "A" Ordinary Shares to Employees and Black Managers will be based on salary bands that have been set in accordance with Sappi's employment grading system;
- each Employee or Black Manager falling within the same salary band will be allocated the same number of "A" Ordinary Shares;

- Black Managers will only be allocated "A" Ordinary Shares;
- the allocation of the Ordinary Shares from the Plantation BEE Deal to Employees will not be based on salary bands, rather, such Ordinary Shares will be allocated equally (i.e. each Employee will receive an equal number of Ordinary Shares);
- both the "A" Ordinary and/or Ordinary Shares will accrue to Employees and Black Managers over the period of the Transaction in accordance with a vesting schedule. No Shares will vest in the first three years. The Shares will vest from year four based on a sliding scale for each year after that until the end of the Transaction (the vesting schedule is set out below);
- Employees or Black Managers who join after the Effective Date, as defined in this Circular, will receive a proportionally lower number of Shares depending on how long after the Effective Date they joined;
- if an Employee or Black Manager leaves before the Repurchase Date, as defined in this Circular, he or she will lose his/her rights to all Shares which have not vested;
- if an Employee or Black Manager leaves before the Repurchase Date he or she will retain his/her rights to all the Shares which have vested but will only receive the Shares at the end of the Transaction when all of the Shares are distributed; and
- if an employee is dismissed at any time during the Transaction, he or she will lose all rights to any Shares, vested or unvested.

Illustrative vesting schedule for the MSOP and ESOP

Completed months of service after Effective Date	**Incremental vesting of entitlements (%)**	**Cumulative vesting of entitlements (%)**
0 – 35	0	0
36 – 48	40	40
49 – 60	10	50
61 – 72	10	60
73 – 84	10	70
85 – 96	10	80
97 – 108	10	90
109 – Termination Date	10	100

Sappi Foundation allocation and vesting rights

"A" Ordinary Shares will be subscribed for by the Sappi Foundation and will be held by the Sappi Foundation until at least the Termination Date. Sappi has the option to repurchase on the Repurchase Date a number of "A" Ordinary Shares as calculated in terms of the Repurchase Formula from the Sappi Foundation. The remainder will be converted into Ordinary Shares and retained by the Sappi Foundation as currency to further its aims.

Illustrative example for "A" Ordinary Shares

<u>On the Effective Date for the ESOP</u>

The ESOP is issued with 13,889,195 "A" Ordinary Shares at their Par Value of R1 each. Sappi extends an interest free loan to the ESOP for R13,889,195 to enable it to subscribe for the "A" Ordinary Shares at Par Value.

<u>Over the life of the Transaction</u>

The "A" Ordinary Shares will receive "A" Ordinary Share Dividends (set at 50% of the Dividend, as defined in this Circular).

The Beneficiaries of the BEE Trusts will receive "A" Ordinary Share Dividends based on the number of "A" Units they have been allocated by the Company. If there are no Dividends paid by Sappi, the Beneficiaries will receive no payment.

On the Repurchase Date:

The number of "A" Ordinary Shares which Sappi has a right to repurchase will be determined in terms of the Repurchase Formula. The Repurchase Formula is:

$$N = \frac{A \times (1+r)^t}{B}$$

where:

N is the number of "A" Ordinary Shares repurchased by Sappi

A Outstanding Balance at the Effective Date (13,889,195 shares x R32.50 [R33.50 less Par Value of R1] = R451.4 million)

r is the Hurdle Rate (9.1%)

t is the assumed term of the Transaction for illustrative purposes (March 2010 to August 2019 = 9 years and 6 months)

B is the 30 day VWAP per Ordinary Share on the JSE on the Business Day prior to the Repurchase Date (assume for illustrative purposes that the Sappi 30 day VWAP per Ordinary Share after 9.5 years is R180)

The value of "A" Ordinary Shares which Sappi has the option to acquire at the Repurchase Date is R1,031.3 million and the value of each "A" Ordinary Share is R180 thus requiring 5,729,249 "A" Ordinary Shares to be repurchased and cancelled.

On the Distribution Date, 8,159,946 "A" Ordinary Shares, with a total value of R1,468.8 million, will be distributed to the Beneficiaries of the ESOP. On the Conversion Date, these "A" Ordinary Shares will automatically convert into Ordinary Shares and the Employees will then decide whether they want to keep the resulting Ordinary Shares or sell them.

In the event that the Ordinary Share price performance increases by less than the hurdle rate, then the Company will have the right to repurchase 100% of the "A" Ordinary Shares and if the Company effects such repurchase of 100% of the "A" Ordinary Shares, there will be no dilution. The Employees will also not receive any Shares. The dilution, if any, incurred by existing Ordinary Shareholders at the time the Company may exercise its repurchase right will be determined on the Conversion Date. The Ordinary Share price will need to exceed approximately R74.47 for any dilution to occur.

The above illustrative example would be applicable to the MSOP and Sappi Foundation. However the Sappi Foundation post the Conversion Date, will retain the Ordinary Shares to further its aims and not distribute them to its respective Beneficiaries.

For illustrative purposes, after 9.5 years the effect on the MSOP and Sappi Foundation as a result of the Repurchase Formula will be as follows:

	MSOP	**Sappi Foundation**
Value of "A" Ordinary Shares which Sappi has the option to acquire	R271 million	R180 million
B in the Repurchase Formula	R180	R180
"A" Ordinary Shares repurchased	1.5 million	1 million
"A" Ordinary Shares converted to Ordinary Shares	2.1 million	1.3 million

6. WHAT ARE ORDINARY SHAREHOLDERS BEING ASKED TO DO IN ORDER TO FACILITATE THE TRANSACTION?

In order to implement the Transaction, Ordinary Shareholders are required to approve the following resolutions, which are contained in notice of General Meeting which forms part of this Circular:

Increase the authorised share capital of the Company: Special Resolution number 1, which requires the approval of 75% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy, increases Sappi's authorised share capital as the "A" Ordinary Shares are a new class of shares.

Change the Articles: Special Resolution number 2, which requires the approval of 75% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy, will create the rights attaching to the "A" Ordinary Shares forming part of the Company's capital structure.

Authority for a Special Repurchase: At the end of the period, the Company will have the right to repurchase a number of "A" Ordinary Shares in the Company from the BEE Trusts as determined in terms of the Repurchase Formula. A specific repurchase of shares has a number of requirements as set out by the Companies Act and the JSE, including the requirement for a special resolution to be passed by shareholders in General Meeting in person or by proxy. This will be dealt with by Special Resolution number 3, which requires the approval of 75% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy.

Authority for Financial Assistance: In order to enable the Sappi Foundation to subscribe for "A" Ordinary Shares, Sappi will make a loan to it. This qualifies as financial assistance from the Company to enable the Sappi Foundation to buy its own securities and is not allowed in terms of the Companies Act unless shareholders pass a Special Resolution to specifically approve the loan. The required approval is contained in Special Resolution number 4, which requires the approval of 75% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy.

Specific issue of Ordinary Shares and "A" Ordinary Shares for cash: The issue of "A" Ordinary Shares at Par Value by the Company to the BEE Trusts is a specific issue of shares for cash in terms of the JSE and requires the approval of 75% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy and this authority is also required in terms of the Companies Act as detailed in Ordinary Resolution number 1. The issue of the Ordinary Shares is also a specific issue and will require the same approvals from Ordinary Shareholders.

Authority to implement: Ordinary Shareholders are also required to give authority to the officers of the Company to implement the Transaction and to do everything required in order to finalise the matter as provided for in Ordinary Resolution number 2, which requires the approval of 50% of the Ordinary Shareholders present and voting at the General Meeting in person or by proxy.

ACTION REQUIRED BY ORDINARY SHAREHOLDERS

This Circular is important and requires your immediate attention.

Ordinary Shareholders are invited to attend the General Meeting regarding the adoption of the resolutions relating to the Transaction. Ordinary Shareholders are entitled to vote on the special resolutions and ordinary resolutions proposed at the General Meeting.

The definitions commencing on page 13 of this Circular apply *mutatis mutandis* to this section.

Please take careful note of the following provisions regarding the action required by Ordinary Shareholders:

1. If you have disposed of all of your Ordinary Shares, this Circular should be handed to the purchaser of such Ordinary Shares or the CSDP, broker, legal advisor, accountant or other agent who disposed of your Ordinary Shares for you.

2. If you are in any doubt as to what action to take, consult your CSDP, broker, legal advisor, accountant or other professional advisor immediately.

3. This Circular contains information relating to the Transaction. You should carefully read through this Circular and decide how you wish to vote on the resolutions to be proposed at the General Meeting.

4. The General Meeting, convened in terms of the notice of General Meeting attached to this Circular, will be held at the Company's registered office, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001 on Thursday 29 April 2010 at 03:00pm.

5. **If you have dematerialised your Ordinary Shares:**

   5.1 **Own name registration**

   You are entitled to attend, or be represented by proxy, at the General Meeting.

   If you are unable to attend the General Meeting, but wish to be represented thereat, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 03:00pm on Tuesday 27 April 2010.

   5.2 **Other than own name registration**

   You are entitled to attend, or be represented by proxy, at the General Meeting. You must not, however, complete the attached form of proxy.

   If your CSDP or broker does not contact you, you are advised to contact your CSDP or broker and provide them with your voting instructions. If your CSDP, or broker, does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.

   If you do wish to attend or be represented at the General Meeting, you must advise your CSDP or broker in a timely manner such that they can issue the necessary letter of representation to you to enable you to attend or to be represented at the General Meeting.

6. **If you hold Certificated Shares:**

   You are entitled to attend, or be represented by proxy, at the General Meeting.

   If you are unable to attend the General Meeting, but wish to be represented thereat, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later 03:00pm on Tuesday 27 April 2010.

SALIENT DATES AND TIMES

The definitions commencing on page 13 of this Circular have, where necessary, been used in this section.

	2010
Form of proxy for the General Meeting to be received by 03:00pm on	Tuesday 27 April
General meeting to be held at 03:00pm on	Thursday 29 April
Results of General Meeting released on SENS on	Thursday 29 April
Results of General Meeting published in the press on	Friday 30 April
Special resolutions lodged with CIPRO on or about	Friday 30 April

Notes:

1. These dates and times are subject to amendment. Any material amendment will be released on SENS and published in the press.
2. All times given in this Circular are local times in South Africa.
3. **This Circular is available in English only.** Copies may be obtained from the registered office of the Company, at the address set out inside the front cover from on or about Wednesday 31 March 2010 until Thursday 29 April 2010.

DEFINITIONS

In this Circular, unless otherwise stated or the context indicates otherwise, the words in the first column shall have the meanings assigned to them in the second column. Words in the singular include the plural and *vice versa*, words and expressions which denote one gender include the other gender, and a reference to a natural person includes a juristic person and an association and *vice versa*.

"Act"	Companies Act (Act 61 of 1973) as amended;
"Administrator"	company or natural person/s, appointed collectively by the Trustees to perform administrative duties for the BEE Trusts;
"AMB Capital"	AMB Capital Limited (Registration number: 1996/016470/06), a company registered in South Africa which holds 13.67% of LPC;
""A" Ordinary Shares"	19,961,476 "A" Ordinary Shares in the share capital of the Company at Par Value, to be created to facilitate the Transaction subject to the passing of the necessary resolutions detailed in the notice of General Meeting attached to this Circular, representing approximately 3.7% of the post dilution issued Ordinary Share capital of Sappi on the last practicable date;
""A" Ordinary Share Dividend"	dividend paid or declared by the Company in respect of an "A" Ordinary Share, which will be equal to 50% of the Dividend;
"Articles"	articles of association of the Company;
""A" Units"	notional units representing a holder's proportional interest in "A" Ordinary Shares held by the BEE Trusts;
""A" Unit Allocation Date"	in relation to each Beneficiary, the date with effect from which the ESOP Trust and MSOP Trust will allot "A" Units in respect of "A" Ordinary Shares to the Beneficiaries, which date will be either the Effective Date, or one of respectively the first, second, third, fourth, fifth, sixth or seventh anniversaries of the Effective Date;
"BBBEE"	Broad based black economic empowerment;
"BEE"	Black Economic Empowerment as envisaged in the BEE Legislation;
"BEE Legislation" or "BBBEE Legislation"	collectively, the Broad-Based Black Economic Empowerment Act 53 of 2003, as amended including the DTI Codes and the Forestry Charter;
"BEE Trusts"	as the context requires, the trusts set up to house the MSOP, the ESOP and the Sappi Foundation;
"Beneficiary"	beneficiary or beneficiaries, as the context requires, of the ESOP, MSOP and Sappi Foundation;
"Black Managers"	HDSAs who are employed by Sappi's South African business on or after the Effective Date in Peromnes employment grades 1 to 7; (or equivalent Sappi approved employment grade system) inclusive;
"Board"	board of directors from time to time of the Company;
""B" Unit Allocation Date"	in relation to each Beneficiary, the date with effect from which the ESOP Trust will allot "B" Units in respect of Ordinary Shares to the Beneficiaries of the ESOP Trust, which date will be either the Effective Date, or one of respectively the first, second, third, fourth, fifth, sixth or seventh anniversaries of the Effective Date;

““B” Units”	notional units representing a holder’s proportional interest in Ordinary Shares held by the ESOP Trust;
“Business Day”	any day other than a Saturday, Sunday or an official public holiday in South Africa;
“Certificated Shareholders”	Ordinary Shareholders who hold Certificated Ordinary Shares;
“Certificated Shares”	Ordinary Shares that have not been dematerialised, title to which is represented by a physical Document of Title;
“Charter” or “Forestry Charter”	South African Forest Sector Charter, gazetted as a sector code in terms of the Broad-Based Black Economic Empowerment Act 53 of 2003;
“CIPRO”	Companies and Intellectual Property Registration Office in South Africa;
“Circular”	this circular regarding the Transaction, dated Wednesday 31 March 2010, including the annexures and reports thereto, the notice of General Meeting and the attached form of proxy;
“Companies Act”	Companies Act (Act 61 of 1973) as amended and, as the context requires, the Companies Act, 2008, as amended, after it has come into force;
“Company” or “Sappi”	Sappi Limited (Registration number: 1936/008963/06), a company incorporated in South Africa with a primary listing on the JSE;
“Conversion Date”	Friday 30 August 2019, being the date on which “A” Ordinary Shares will convert into Ordinary Shares subsequent to the Distribution;
“CSDP”	Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act, No. 36 of 2004;
“Dematerialised Shareholders”	Ordinary Shareholders who hold Dematerialised Ordinary Shares;
“Dematerialised Shares”	Ordinary Shares held in electronic form as uncertificated securities that have been incorporated into the Strate system and which are held on Sappi’s sub-register in electronic form in terms of the Securities Services Act;
“Directors”	directors of Sappi from time to time;
“Distributable Income”	“A” Ordinary Share Dividends, Dividends or other distributions received by the BEE Trusts in respect of the BEE Trusts’ holding of the “A” Ordinary Shares and the Ordinary Shares (after deduction of all attributable costs, expenses, duties and taxes), from time to time;
“Distributed Shares”	“A” Ordinary Shares and Ordinary Shares distributed to the Beneficiaries as part of the Distribution;
“Distribution”	vesting, registration or transfer, by the Trustees, of the “A” Ordinary Shares and the Ordinary Shares held by the BEE Trusts into the names of the Beneficiaries entitled thereto in terms of the Trust Deeds, which distribution will be managed by the administrator of the trust acting as agents for the Beneficiaries;
“Distribution Date”	Wednesday 28 August 2019, being the date the Distribution will occur;
“Dividend”	dividend paid or declared by the Company in respect of its Ordinary Shares;
“Document of Title”	share certificate, transfer deed or form, balance receipt or any other Document of Title acceptable to Sappi in respect of a Certificated Share;

"DTI Codes"	South African Government's Department of Trade and Industry's Broad-Based Black Economic Empowerment Codes of Good practice;
"Effective Date" or "Subscription Date"	a date upon which the Transaction becomes effective, which will be the third Business Day following the day upon which the last of the suspensive conditions of the Sale of Shares and Claims Agreement, shall have been fulfilled or waived (where capable of waiver), and the date on which both the "A" Ordinary Shares and the Ordinary Shares are issued to the BEE Trusts and the Strategic Partners;
"Effective Date Permanent Employee"	natural person who is an Employee on the Effective Date;

"Employee"	permanent employee of Sappi who:
	• is HDSA in Peromnes employment grade 8 to 18 or Sappi wage level A to F, both inclusive; or
	• is non-HDSA in Peromnes employment grade 6 to 18 or Sappi wage level A to F, both inclusive;
	• is employed by Sappi's South African business;
	• excluding any person who renders services to Sappi at any time through the involvement of:
	  • a labour brokerage;
	  • by temporary contract other than as an employee of any member of the Sappi group; or
	  • who is a member of any other share option or share incentive plan implemented by any member of Sappi (excluding HDSA employees);

"Empowerdex"	Empowerdex (Proprietary) Limited (Registration number: 2001/027963/07), a company registered in South Africa which is an independent BEE verification company;
"ESOP"	Sappi employee share option plan formed in terms of the ESOP Trust Deed for the benefit of all Employees and Initial Permanent Employees;
"ESOP Trust Deed"	trust deed of the ESOP to be registered and entered into amongst Sappi and the ESOP Trustees, which will govern and regulate the ESOP;
"ESOP Trustees"	trustees of the ESOP from time to time;
"Executive Officers"	directors of Sappi's subsidiaries and/or members of the Sappi executive committee responsible for the day to day operations of the Company;
"Exiting Beneficiaries"	Beneficiaries who cease to be employed by Sappi's South African business before the Repurchase Date (this excludes employees who become dismissed or deceased whilst employed by Sappi's South African business);
"First Trustees"	trustees appointed at inception of the BEE Trusts for purposes of registration of the BEE Trusts;
"Forestry Charter" or "Charter"	South African Forest Sector Charter, gazetted as a sector code in terms of the Broad-Based Black Economic Empowerment Act 53 of 2003;

"General Meeting"	General Meeting of Ordinary Shareholders to be held at Sappi's registered office, 48 Ameshoff Street, Braamfontein, Johannesburg 2017 on Thursday 29 April 2010 at 03:00pm to consider and, if deemed appropriate, approve the resolutions set out in the notice of General Meeting attached to this Circular;
"HDSA"	historically disadvantaged South African, being any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of South Africa, 1993 (Act 200 of 1993) came into operation, as set out in the BEE Legislation;
"Hurdle Rate"	9.1% per annum compounded annually in arrears;
"IFRS"	International Financial Reporting Standards;
"Income Tax Act"	Income Tax Act (Act 58 of 1962) as amended;
"independent professional expert"	Nedbank Capital, a division of Nedbank Limited (Registration number: 1951/000009/06), a company duly incorporated in South Africa;
"Independent Trustees"	individual Trustees appointed by the applicable Beneficiaries of the BEE Trusts in accordance with the relevant Trust Deeds and not appointed by Sappi;
"Initial Permanent Employee"	natural persons who were employed by Sappi's South African business as at 18 April 2006 and who have retired or remain employed by Sappi's South African business at the Effective Date having a Peromnes employment grade of 6 to 18 or Sappi wage level A to F, both inclusive (or equivalent Sappi approved employment grade system), but not including any person employed by contractual agreement with such member of Sappi's South African business for an indefinite or definite period and is paid on a monthly rate an hourly rate;
"JSE"	JSE Limited (Registration number: 2006/022939/06), a company incorporated in South Africa and licensed to operate an exchange under the Securities Services Act, previously known as the Johannesburg Stock Exchange;
"King Code"	South African King II Code on Corporate Governance, 2002;
"last practicable date"	Friday 19 March 2010, being the last practicable date prior to the finalisation of this Circular;
"Lereko" or "Lereko Investments"	Lereko Investments (Proprietary) Limited (Registration number: 2004/13452/07), a company registered in South Africa which holds 46.19% of LPC;
"Letters of Authority"	in respect of any Trustee, the written authorisation granted by the Master to that Trustee to act in the capacity as a Trustee in terms of section 6(1) of the Act;
"Listings Requirements"	Listings Requirements of the JSE as amended;
"Lock-up Period"	period from the Effective Date until Conversion Date;
"LPC"	Lereko Property Company (Proprietary) Limited (Registration number: 2005/038295/07), a company registered in South Africa, the BEE partner in the Plantation BEE Deal;
"M-real"	M-real Corporation is a Finnish public limited company, whose coated graphic paper business was acquired by Sappi on 31 December 2008;

"Malibongwe" or "Malibongwe Women Development Trust"	The Malibongwe Women Development Trust (Master number: IT10665/05) which holds 10.14% of the LPC shares;
"Master"	Master, Deputy Master or Assistant Master of the South African High Court in whose area of appointment in terms of the Administration of Estates Act, 1965, the greater or greatest portion of the Trust Assets is situated;
"Minimum Service Period"	36 completed months of service from the date on which an Employee or a Black Manager is allocated "A" and/or "B" Units in terms of the ESOP or MSOP, during which no "A" Ordinary Shares or Ordinary Shares held by the BEE Trusts will vest in a Beneficiary;
"MSOP"	Sappi Management Share Ownership Plan formed in terms of the MSOP Trust Deed for the benefit of Black Managers only;
"MSOP Trust Deed"	trust deed of the MSOP to be registered and entered into amongst Sappi and the MSOP Trustees, which will govern and regulate the MSOP;
"MSOP Trustees"	Trustees of the MSOP from time to time;
"notice of General Meeting"	notice convening the General Meeting, which is attached to this Circular;
"NYSE"	New York Stock Exchange;
"Ordinary Shares"	Ordinary Shares at Par Value in the share capital of Sappi, which Ordinary Shares are listed on the JSE and on the NYSE in the form of American Depository Shares;
"Ordinary Shareholder"	registered holder of an Ordinary Share;
"Outstanding Balance at the Effective Date"	value of the outstanding balance, being equal to the number of "A" Ordinary Shares multiplied by the difference between the Transaction subscription price less the Par Value;
"Par Value"	R1 for each of the Ordinary and "A" Ordinary Shares in the Company;
"Plantation BEE Deal"	BEE transaction concluded in October 2006 wherein LPC acquired a 25% undivided interest in Sappi's South African plantation land, excluding the value of the plantations;
"Rand" or "R" or "ZAR"	South African Rand, the currency of South Africa;
"Reporting Accountants and Auditors"	Deloitte & Touche – Registered Auditors (Public Practice number: 926973);
"Repurchase Date"	Monday 26 August 2019; being the date on which the Company has the right and not the obligation to repurchase and cancel all or a portion of the "A" Ordinary Shares;
"Repurchase Formula"	formula set out in paragraph 4.6.1 in terms of which the Company has the right to repurchase and cancel all or a portion of the "A" Ordinary Shares on the Repurchase Date;
"Repurchase Shares"	"A" Ordinary Shares which Sappi will be entitled to repurchase and cancel in accordance with the Repurchase Formula;
"Sale of Shares and Claims Agreement"	agreement dated 16 March 2010 between Sappi, AMB Capital, Lereko Investments and Malibongwe in terms of which the disposal by AMB Capital, Lereko Investments and Malibongwe of their interests in LPC is regulated;

"Sappi" or "Company"	Sappi Limited (Registration number: 1936/008963/06), a company incorporated in South Africa with a primary listing on the JSE;
"Sappi Foundation" or "Sappi Foundation Trust"	Sappi Foundation formed in terms of the Sappi Foundation Trust Deed; whose respective Beneficiaries in South Africa include, *inter alia*, growers and communities in geographical areas where Sappi's South African business has operations;
"Sappi Foundation Trust Deed"	trust deed of the Sappi Foundation to be registered and entered into amongst Sappi and the Trustees of the Sappi Foundation which will govern and regulate the Sappi Foundation;
"Sappi Manufacturing"	Sappi Manufacturing (Proprietary) Limited (Registration number: 1951/003180/07), a company incorporated in South Africa, which is a subsidiary of Sappi;
"Sappi's South African business"	Sappi Manufacturing and its South African subsidiaries and any other South African subsidiaries of Sappi. For the avoidance of any doubt Sappi's South African business is the entire South African operations of Sappi;
"Securities Services Act"	Securities Services Act, 2004 (Act 36 of 2004);
"SENS"	Securities Exchange News Service of the JSE;
"Shares"	collectively or individually the Ordinary Shares and/or "A" Ordinary Shares;
"South Africa"	the Republic of South Africa;
"Specific Issue"	issue of 4,328,359 Ordinary Shares to the Strategic Partners and the ESOP Trust and 19,961,476 "A" Ordinary Shares to the BEE Trusts;
"Specific Repurchase"	repurchase of a variable number of "A" Ordinary Shares by the Company from the BEE Trusts determined in accordance with the Repurchase Formula;
"Strate"	Strate Limited (Registration number: 1998/022242/06), a company incorporated in South Africa, a registered central securities depository in terms of the Securities Services Act, and which manages the electronic clearing and settlement system for transactions that take place on the JSE and off-market trades;
"Strategic Partners"	consortium made up of Lereko Investments, AMB Capital and Malibongwe being the current shareholders of LPC who will exchange their shareholding in LPC for 3,047,762 new Ordinary Shares as part of the Transaction;
"Subscription Agreement"	agreement dated 16 March 2010 between Sappi, the Trustees of the ESOP Trust, the Trustees of the MSOP Trust and the Trustees of the Sappi Foundation in terms of which the ESOP Trust will subscribe for 1,280,597 Ordinary Shares and 13,889,195 "A" Ordinary Shares, the MSOP Trust will subscribe for 3,642,969 "A" Ordinary Shares and the Sappi Foundation will subscribe for 2,429,312 "A" Ordinary Shares;
"Subscription Date" or "Effective Date"	date upon which the Transaction becomes effective, which will be the third Business Day following the day upon which the last of the suspensive conditions of the Sale of Shares and Claims Agreement shall have been fulfilled or waived (where capable of waiver), and the date on which both the "A" Ordinary Shares and the Ordinary Shares are issued to the BEE Trusts and the Strategic Partners;

"Subsequent Permanent Employees"	employees employed by Sappi's South African business after the Effective Date;
"Termination Date"	Monday 2 September 2019;
"Transaction"	composite transaction comprising the Specific Issue and the Specific Repurchase;
"Transaction Agreements"	various legal agreements governing the Transaction between Sappi, the Strategic Partners and the BEE Trusts which comprise, *inter alia,* the Subscription Agreement, the Sappi Foundation Trust Deed, the Sale of Shares and Claims Agreement, the Sappi ESOP Trust Deed and MSOP Trust Deed;
"Transaction subscription price"	price at which the Ordinary Shares are subscribed for in terms of the Transaction Agreements, being the 30 day VWAP of an Ordinary Share as at Friday 5 February 2010, being R33.50 per Ordinary Share;
"Transfer Secretaries"	Computershare Investor Services (Proprietary) Limited (Registration number: 2004/003647/06), a company incorporated in South Africa;
"Trustees"	trustees of the BEE Trusts from time to time, which includes the First Trustees and the Independent Trustees;
"Trust Deeds"	individual trust deeds establishing the BEE Trusts and setting out, *inter alia*, governance related matters pertaining to the BEE Trusts and the respective Trustees;
"Trust Interest"	personal vested right of a Beneficiary to participate in Distributable Income and Distributed Shares;
"US $", "USD", "$" and "US dollar(s)"	United States Dollar, the currency of the United States of America; and
"VWAP"	volume weighted average traded price, being the total value of the securities traded for the period divided by the total number of securities traded for the period.

Sappi Limited

(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
Share code: SAP ISIN: ZAE000006284

CIRCULAR TO ORDINARY SHAREHOLDERS

1. INTRODUCTION

Sappi has resolved to enter into the Transaction in terms of which it will empower, upon completion of the Transaction, in aggregate, approximately 4.5% of its issued share capital, which translates into the empowerment of approximately 30% of Sappi's South African business as required by the Forestry Charter. In terms of the Transaction, Sappi will:

- issue 3,047,762 Ordinary Shares to the Strategic Partners comprising approximately 0.57% of the post dilution issued share capital of Sappi;
- issue 1,280,597 Ordinary Shares to the ESOP comprising approximately 0.24% of the post dilution issued share capital of Sappi;
- issue 13,889,195 "A" Ordinary Shares to the ESOP comprising approximately 2.57% of the post dilution issued share capital of Sappi;
- issue 3,642,969 "A" Ordinary Shares to the MSOP comprising approximately 0.67% of the post dilution issued share capital of Sappi; and
- issue 2,429,312 "A" Ordinary Shares to the Sappi Foundation comprising approximately 0.45% of the post dilution issued share capital of Sappi.

The purpose of this Circular is to:

- provide Ordinary Shareholders with background on the Transaction;
- set out the rationale for the Company entering into the Transaction;
- provide Ordinary Shareholders with detailed information relating to the creation and specific issue of "A" Ordinary Shares to the BEE Trusts;
- provide Ordinary Shareholders with detailed information relating to the issue of Ordinary Shares to the Strategic Partners and the ESOP Trust; and
- enable Ordinary Shareholders to make an informed decision as to whether or not they should vote in favour of the resolutions to be proposed at the General Meeting, which resolutions are set out in the notice of General Meeting attached to this Circular.

Post transaction shareholding structure



Strategic Partners
Ordinary Shares: 643,227
AMB Capital
0.12%
Ordinary Shares: 1,971,693
Lereko Investments
0.37%
Ordinary Shares: 432,842
Malibongwe
0.08%
Ordinary Shares: 515,484,265
Other shareholders
95.5%
"A" Ordinary Shares: 13,889,195
Ordinary Shares: 1,280,597
ESOP
2.81%
"A" Ordinary Shares: 3,642,959
MSOP
0.67%
"A" Ordinary Shares: 2,429,312
Sappi Foundation
0.45%
Sappi

2. RATIONALE

Sappi views BBBEE as a key requirement for sustainable growth and social development in South Africa. In Sappi's 2009 Annual Report the Company stated that it was imperative for it to enter into a BEE transaction which would broaden its base of shareholders.

In line with Sappi's empowerment objectives, this Transaction is aimed at creating wealth for the Employees and Black Managers who, in the majority, do not participate in other Company share incentive schemes. Sappi wishes to conclude a BEE equity deal that includes all Employees and Black Managers and helps to attract and retain core skills.

The Transaction equally intends to enhance and support enterprise development in the communities where Sappi's South African business is economically active (i.e. forestry and mill communities) by providing for the participation of these communities and their inclusion as Beneficiaries. Lastly, Sappi is of the opinion that Strategic Partners should also be included as part of the Transaction as they can play an important role in future Company strategies.

All of the aforementioned will accelerate the widening of the Company's stakeholder base and through the establishment of the BEE Trusts encourage long term employee participation, create the opportunity for meaningful economic benefit for the Beneficiaries and retain the skills of Black Managers and Employees.

Furthermore, the Forestry Charter gazetted in June 2009 as the "Forest Sector Code", applies to all enterprises involved with commercial forestry and the first level processing of wood products. Sappi's South African businesses are signatories to this Charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This Forestry Charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and the private sector (or South African Forestry Companies) to assist the forestry industry to achieve its BBBEE targets. With effect from calendar year 2010, Sappi's South African business will be evaluated against the Forestry Charter's scorecard and not the generic BBBEE scorecard set out in the DTI Codes.

Accordingly, the Transaction is part of Sappi's committed efforts to achieve the objectives set out in the BEE Legislation. Sappi is committed to the spirit and principles contained in the BEE Legislation and recognises the social and economic imperative to undertake the Transaction. The objective of the Company is to implement a sustainable Transaction that will position Sappi as a leading South African empowered company.

Currently, Sappi's South African business holds a score of 54 points on its generic BBBEE scorecard which classifies it as a "Level Six Contributor" and a preferential procurement recognition level of 60%. This means that 60% of the value of all purchases from Sappi's South African business qualifies as preferential procurement spend in a customer's BBBEE scorecard.

The Transaction will result in the BEE Trusts and the Strategic Partners holding, collectively, Ordinary and "A" Ordinary shares equivalent to 4.5% of Sappi Limited, which corresponds to an effective 30% interest in Sappi's South African business post the Transaction in terms of the Forestry Charter and BBBEE Legislation in general. Empowerdex has also determined that upon implementation of the Transaction, Sappi's South African business will be eligible for 15 points out of a maximum 25 points in terms of the ownership scorecard of the Forestry Charter, which will elevate it to a "Level Four Contributor" and a 100% procurement recognition level. Sappi's South African customers have similar BEE requirements and consider Sappi's level of empowerment when transacting with the Company, thus making this Transaction a commercial imperative.

In summary, Sappi believes that the implementation of the Transaction will create sustainable growth in its South African business operations, improve its BEE profile with local authorities responsible for the issue of licences and permits, benefit the South African communities in which its operations are situated and most importantly offer the majority of its Employees and Black Managers the opportunity to hold a direct stake in the Company whilst attracting and retaining the relevant skill.

3. PLANTATION BEE DEAL

3.1 Current structure

In terms of the Plantation BEE Deal, concluded in 2006, Sappi sold a 25% undivided share in all of Sappi's South African plantation land to LPC. LPC is a special purpose vehicle of which the shareholders are the Strategic Partners. In addition, a trust to be formed for the benefit of Initial Permanent Employees of Sappi was to become a shareholder in LPC. The Strategic Partners were entitled to 70% of LPC while 30% of LPC was intended for the benefit of the Initial Permanent Employees.

None of the Trustees, directors and/or shareholders of the Strategic Partners and the trust to be formed for the benefit of Initial Permanent Employees of Sappi are related parties as defined in terms of the Listings Requirements.

The Strategic Partners are briefly described below:

Lereko Investments: Lereko Investments is a company founded by HDSA individuals who have been involved in community service and the liberation struggle since the 1970's through to the 1990's and who continue to undertake community work. They were influential in the unfolding of the South African democratic process in the early 1990's. These individuals have since successfully established themselves as business people.

Lereko Investment's mission is to be a leading player in the HDSA empowerment arena, focusing on selected sectors of the economy where, together with key stakeholders (shareholders, management, employees and communities), it will participate in the transformation of South Africa with a view to enhancing the economic well-being of all its stakeholders and creating long-term value for them. Lereko Investment's founders are committed to participating in value-adding, sustainable BEE transactions.

Malibongwe: a trust focusing on the upliftment of women in South Africa. Malibongwe operates in all nine provinces in South Africa and has a beneficiary base in excess of ten thousand women.

AMB Capital: AMB Capital is a specialist empowered financial services company offering a suite of niche services within the South African financial services environment.

The Strategic Partners and Sappi have decided to collapse the Plantation BEE Deal into the Transaction and, in the process, achieve a single BEE structure at the listed Sappi level.

The Plantation BEE Deal was funded by Sappi. Sappi appointed Mills Fitchett to undertake an independent valuation of Sappi's South African plantation land as at October 2009 to determine the equity value attributable to the intended shareholders of LPC. This valuation indicated an aggregate equity value of R102.1 million attributable to the Strategic Partners, which is subject to restraints on the ability of the Strategic Partners to sell their interest. The remaining R42.9 million is attributable to the Initial Permanent Employees and will be used by the ESOP Trust to subscribe for Ordinary Shares as part of the Transaction.

3.2 Restructuring of the Plantation BEE Deal

The Strategic Partners have agreed to utilise their shareholding in LPC to subscribe for 3,047,762 new Ordinary Shares at the Transaction subscription price. The Strategic Partners will accordingly become the strategic BEE partners for Sappi holding approximately 0.57% of the post dilution Ordinary Shares in issue. Restrictions will apply regarding the disposal of the Ordinary Shares by the Strategic Partners as detailed in the Transaction Agreements, which are in line with the restrictions which had been agreed to in the Plantation BEE Deal.

The notional equity value attributable to the Initial Permanent Employees arising out of the restructuring of the Plantation BEE Deal will be used by the ESOP Trust to subscribe for 1,280,597 new Ordinary Shares at the Transaction subscription price. No shortfall of new Ordinary Shares will occur as the notional net equity value will be divided by the number of Initial Permanent Employees. The ESOP Trust will house and represent the interest of, *inter alia*, the Initial Permanent Employees for the term of the Transaction. Additional information on the allocation and vesting of these Ordinary Shares in the Beneficiaries is set out under paragraph 4.5.1.1 below.

The Ordinary Shares issued in terms of the restructuring of the Plantation BEE Deal will rank *pari passu* with all other Ordinary Shares. The said Ordinary Shares will, however, have certain restrictions on when they may be sold, further details of which are provided in paragraph 4.5 below.

No Ordinary Shares will be issued to either the MSOP or the Sappi Foundation as they were not party to the Plantation BEE Deal.

4. DETAILS OF THE TRANSACTION

4.1 "A" Ordinary Shares

Sappi will propose the creation of a new class of equity shares to facilitate the Transaction and, in effect, provide notional vendor finance for the BEE Trusts to acquire a significant stake in Sappi. The characteristics of the "A" Ordinary Shares are set out below:

- the "A" Ordinary Shares will rank *pari passu* with the Ordinary Shares in all respects save they will qualify for 50% of the dividend payable on the Ordinary Shares;
- the "A" Ordinary Shares will have voting rights;
- the "A" Ordinary Shares will not be listed on the JSE. Accordingly, Sappi has received dispensation from the JSE to ensure that the "A" Ordinary shares will be included in determining a quorum and will be entitled to vote on any or all resolutions proposed at meetings of Ordinary Shareholders;
- the "A" Ordinary Shares will be treated as treasury shares throughout the Transaction term, which date is expected to be from the Effective Date until the Termination Date, and therefore shall not be included in the calculation of the Company's salient financial ratios such as basic earnings per share; and
- at the Repurchase Date, the Company will have the option to implement the Repurchase Formula, resulting in a portion of the "A" Ordinary Shares converting to Ordinary Shares. This will cause some dilution to current Ordinary Shareholders incrementally to the extent the Ordinary Share price exceeds approximately ZAR74.47.

The rights, terms and privileges attaching to the "A" Ordinary Shares will be contained in Article 38 of the Articles, details of which are reflected in the notice of General Meeting which is attached to this Circular.

The rights, terms and privileges attaching to and the number of the "A" Ordinary Shares may not be amended in any material respect without the prior approval of the JSE and Ordinary Shareholders and will not be counted for categorisation purposes in terms of section 9 of the Listings Requirements.

4.2 Salient terms of the BEE Trusts and the Trustees

Sappi will establish the ESOP Trust to administer the "A" Ordinary Shares and the Ordinary Shares received in terms of the restructuring of the Plantation BEE Deal for the benefit of its Beneficiaries. The ESOP Trustees shall ensure that at all times prior to the expiry of the Lock-Up Period, no less than $66^{2}/_{3}$% of the "A" Units and "B" Units (as discussed below) will be issued to HDSAs. The ESOP Trust will subscribe for 13,889,195 "A" Ordinary Shares and 1,280,597 Ordinary Shares in terms of the Subscription Agreement.

Sappi will also establish the MSOP Trust and the Sappi Foundation to administer the "A" Ordinary Shares for the benefit of the relevant Beneficiaries. The MSOP Trustees shall ensure that at all times prior to the expiry of the Lock-Up Period the "A" Units applicable to the MSOP Trust will be issued only to Black Managers.

The MSOP Trust and the Sappi Foundation will subscribe for 3,642,969 and 2,429,312 "A" Ordinary Shares, respectively, in terms of the Subscription Agreement.

The Trustees will administer the BEE Trusts in accordance with the Trust Deeds. At all times, the majority of the Trustees shall be nominated and appointed by the Beneficiaries. Furthermore, the majority of the Trustees shall be independent HDSAs with at least 25% of such Trustees being women. The Trustees will be able to vote for the "A" Ordinary Shares and the Ordinary Shares held by the ESOP on all matters requiring shareholder approval. The First Trustees will, however, not be able to vote the "A" Ordinary Shares and the Ordinary Shares held by the ESOP, at shareholder meetings prior to the appointment of the Independent Trustees. The non-independent trustees will not have a casting vote and do not have the ability to block meetings by not constituting a quorum. Furthermore the First Trustees have undertaken to the JSE that they shall not formally meet in their capacity as the First Trustees before the date on which the Independent Trustees have been appointed by the Beneficiaries, save as may be required to deal with administrative matters in relation to the BEE Trusts. The Trustees, duly elected in terms of the Trust Deeds, will exercise the votes attaching to the "A" Ordinary Shares and the Ordinary Shares held by the ESOP on behalf of the Beneficiaries and for the benefit of the Beneficiaries.

The Trustees may procure that meetings of Beneficiaries are held when appropriate, from time to time. At these meetings (or in any other forum that the Trustees deem appropriate) the Trustees, to the extent that they deem it necessary and appropriate in accordance with their fiduciary duties, shall seek the views of, consult with and where appropriate take directions from, Beneficiaries in respect of their interests held by the Trusts. A quorum for such Beneficiaries' meetings shall be 50.1% (fifty point one percent) of which at least 50% of such Beneficiaries shall be HDSAs at such quorum.

The Trustees of the BEE Trusts will not be entitled to dispose of all or part of the "A" Ordinary Shares and/or the Ordinary Shares held by the ESOP. It is envisaged that Trustee elections will take place every 5 years.

4.3 Creation of the "A" Ordinary Shares and issue to the BEE Trusts

Sappi will increase its authorised share capital through the creation of 19,961,476 "A" Ordinary Shares. On, and with effect from, the Effective Date, the BEE Trusts will subscribe for and Sappi will allot and issue to the BEE Trusts:

- 13,889,195 "A" Ordinary Shares to the ESOP at Par Value, constituting 2.57% of the post dilution issued share capital of Sappi;
- 3,642,969 "A" Ordinary Shares to the MSOP at Par Value, constituting 0.67% of the post dilution issued share capital of Sappi; and
- 2,429,312 "A" Ordinary Shares to the Sappi Foundation at Par Value, constituting 0.45% of the post dilution issued share capital of Sappi.

The "A" Ordinary Shares will comprise in aggregate 3.69% of the issued share capital of Sappi. No "A" Ordinary Shares will be issued to the Strategic Partners.

Sappi will provide the BEE Trusts with non-interest bearing loans to enable the BEE Trusts to subscribe for the "A" Ordinary Shares of R19.961 million, being the total number of "A" Ordinary Shares issued to the BEE Trusts of 19,961,476 shares at Par Value.

4.4 Beneficiaries of the BEE Trusts

ESOP

The Beneficiaries of the ESOP will comprise:

- Initial Permanent Employees;
- Effective Date Permanent Employees; and
- Subsequent Permanent Employees.

It is estimated that 77.0% of the Effective Date Permanent Employees are HDSAs. The ESOP Trust will hold Ordinary Shares and "A" Ordinary Shares. The allocation of the Ordinary Shares and the "A" Ordinary Shares between the categories of Beneficiaries is set out in paragraph 4.5 below.

MSOP

The Beneficiaries of the MSOP will be Black Managers only. The MSOP Trust Interest will comprise "A" Ordinary Shares only. Allocation and vesting of the "A" Ordinary Shares to Black Managers is set out in paragraph 4.5 below.

Sappi Foundation

The Beneficiaries of the Sappi Foundation will be the communities surrounding the major mills and/or plantations operated by Sappi's South African operations. The Sappi Foundation will distribute the Distributable Income over the term of the Transaction and the Dividends received subsequent to the Termination Date to its Beneficiaries. Unless the Trustees decide to wind-up the Sappi Foundation, the Beneficiaries shall never receive the Ordinary Shares which will be held by the Sappi Foundation after the conversion from "A" Ordinary Shares.

4.5 Allocation and vesting

4.5.1 ESOP

4.5.1.1 Ordinary Shares

The allocation of the "B" Units representing a proportional interest in the Ordinary Shares held by the ESOP Trust to the Beneficiaries will be determined by the Board and the vesting process will be managed by the Trustees in accordance with the provisions of the ESOP Trust Deed. The Trustees will seek to ensure that in terms of the Trust Deed the "B" Units remain majority held by HDSA participants.

In terms of the Trust Deed, it is anticipated that all Initial Permanent Employees will receive an equal number of "B" Units on the Effective Date. In addition, Subsequent Permanent Employees will be allocated "B" Units over the term of the Transaction, on a time apportioned basis, in accordance with the following formula:

$$A = \frac{(C - B)}{C} \times O$$

where:

A: Allocation of "B" Units;

B: Months lapsed from Effective Date to date of issue;

C: Months between Effective Date and the Repurchase Date; and

O: Original number of "B" Units allocated to Initial Permanent Employees.

The "B" Units will vest in the Initial Permanent Employees based on the vesting schedule set out below:

Completed months of service after Effective Date	Incremental vesting of entitlements (%)	Cumulative vesting of entitlements (%)
0 – 35	0	0
36 – 48	40	40
49 – 60	10	50
61 – 72	10	60
73 – 84	10	70
85 – 96	10	80
97 – 108	10	90
109 – Termination Date	10	100

Subsequent Permanent Employees' allocation of "B" Units will also vest in accordance with the above schedule. However, to the extent that such Subsequent Permanent Employees remain in the employment of the Company beyond the Minimum Service Period and have been allocated unvested "B" Units on the Distribution Date, all such unvested "B" Units will vest in his/her name on the Distribution Date.

A Beneficiary must remain in the employment of Sappi for at least the Minimum Service Period before any "B" Units will vest in his/her name. To the extent that a Beneficiary leaves the employment of Sappi after the Minimum Service Period but before the Repurchase Date, he or she will forfeit his/her unvested "B" Units. A Beneficiary who is dismissed by Sappi will lose his/her vested and unvested "B" Units.

For illustrative purposes, an Exiting Beneficiary who received an allocation of 100 "B" Units at inception and who resigns in month 83 will retain 70 "B" Units which represents his/her entitlement to receive 70 Ordinary Shares on the Distribution Date. The same Beneficiary will forfeit his/her entitlement to 30 "B" Units which represent his/her entitlement to receive 30 Ordinary Shares on the Distribution Date. Ordinary Shares in respect of unallocated or forfeited "B" Units which remain in the ESOP Trust on the Distribution Date will be re-allocated to the Beneficiaries of the ESOP Trust on the Distribution Date, on a *pro rata* basis.

In the case of a Beneficiary who received an allocation of 100 "B" Units at inception and who dies in month 83, such Beneficiary will have the equivalent value of their 70 "B" Units transferred to the deceased's estate. The deceased Beneficiary will forfeit his/her entitlement to 30 "B" Units which represent his/her entitlement to receive 30 Ordinary Shares on the Distribution Date. Ordinary Shares in respect of unallocated or forfeited "B" Units which remain in the ESOP Trust on the Distribution Date will be re-allocated to the remaining Beneficiaries of the ESOP Trust on the Distribution Date, on a *pro rata* basis.

4.5.1.2 *"A" Ordinary Shares*

The allocation of the "A" Units representing a proportional interest in the "A" Ordinary Shares held by the ESOP Trust to the Beneficiaries will be determined by the Board and the vesting process will be managed by the Trustees in accordance with the provisions of the ESOP Trust Deed. The Trustees will seek to ensure that as a principle the "A" Units remain majority held by HDSA participants.

In principle, it is anticipated that all Effective Date Permanent Employees and Subsequent Permanent Employees will receive an allocation of "A" Units referenced to their Peromnes (or Sappi approved equivalent grading system) employment grade, wherein higher grade Employees will be allocated more shares. Subsequent Permanent Employees will be allocated "A" Units over the term of the Transaction, on a time apportioned basis, in accordance with the following formula:

$$A = \frac{(C - B)}{C} \times O$$

where

A: Allocation of "A" Units issued to the Subsequent Permanent Employees;

B: Months lapsed from Effective Date to date of issue;

C: Months between Effective Date and the Repurchase Date; and

O: Original number of "A" Units issued to Effective Date Permanent Employees in that particular band of employees.

The "A" Units will vest in the Effective Date Permanent Employees based on the vesting schedule set out below:

Completed months of service after Effective Date	Incremental vesting of entitlements (%)	Cumulative vesting of entitlements (%)
0 – 35	0	0
36 – 48	40	40
49 – 60	10	50
61 – 72	10	60
73 – 84	10	70
85 – 96	10	80
97 – 108	10	90
109 – Termination Date	10	100

Subsequent Permanent Employees' allocation of "A" Units will also vest in accordance with the above schedule. However, to the extent that such Subsequent Permanent Employees remain in the employment of the Company beyond the Minimum Service Period and have been allocated unvested "A" Units on the Distribution Date, all such unvested "A" Units will vest in their name on the Distribution Date.

A Beneficiary must remain in the employment of Sappi for at least the Minimum Service Period before any "A" Units will vest in his/her name. To the extent that a Beneficiary leaves the employment of Sappi after the Minimum Service Period but before the Repurchase Date, he or she will forfeit his/her unvested "A" Units. A Beneficiary who is dismissed by Sappi will lose his/her vested and unvested "A" Units.

For illustrative purposes, an Exiting Beneficiary who received an allocation of 100 "A" Units at inception and who resigns in month 83 will retain 70 "A" Units which represents his/her entitlement to receive 70 "A" Ordinary Shares on the Distribution Date, subject to the implementation of the Specific Repurchase. The same Beneficiary will forfeit his/her entitlement to 30 "A" Units which represent his/her entitlement to receive 30 "A" Ordinary Shares on the Distribution Date, subject to the implementation of the Specific Repurchase. "A" Ordinary Shares in respect of unallocated or forfeited "A" Units which remain in the ESOP Trust on the Distribution Date will be re-allocated to the Beneficiaries of the ESOP Trust on the Distribution Date, on a *pro rata* basis.

In the case of a Beneficiary who received an allocation of 100 "A" Units at inception and who dies in month 83, such Beneficiary will have the equivalent value of their 70 "A" Ordinary Shares transferred to the deceased's estate. The deceased Beneficiary will forfeit his/her entitlement to 30 "A" Ordinary Shares which represent his/her entitlement to receive 30 "A" Ordinary Shares on the Distribution Date subject to the implementation of the Specific Repurchase. "A" Ordinary Shares in respect of unallocated or forfeited "A" Units which remain in the ESOP Trust on the Distribution Date will be re-allocated to the surviving Beneficiaries of the ESOP Trust on the Distribution Date, on a *pro rata* basis.

4.5.2 *MSOP*

4.5.2.1 "A" Ordinary Shares

The allocation of the "A" Units representing a proportional interest in the "A" Ordinary Shares held by the MSOP Trust to the Beneficiaries will be determined by the Board and the vesting process will be managed by the Trustees in accordance with the provisions of the MSOP Trust Deed.

The principles of the allocation and vesting process for the MSOP will be the same as for the ESOP Trust, as set out under paragraph 4.5.1.2. The MSOP will not hold any Ordinary Shares and hence no "B" Units will be allocated to Beneficiaries of the MSOP.

4.5.3 Sappi Foundation

4.5.3.1 "A" Ordinary Shares

The Sappi Foundation will subscribe for 2,429,312 "A" Ordinary Shares at the Effective Date. The "A" Ordinary Shares will vest immediately at the Effective Date; however the Sappi Foundation may not dispose of the shares until the Trustees take the decision to wind-up the Sappi Foundation and distribute the proceeds to the respective Beneficiaries, which shall not be before the Termination Date.

4.6 Termination of the Transaction

4.6.1 ESOP and MSOP Trusts

It is envisaged that the ESOP and MSOP Trusts will hold the "A" Ordinary Shares until the Distribution Date at which time the respective Beneficiaries will receive their attributable share of the "A" Ordinary Shares.

On the Repurchase Date, Sappi will, subject to the requirements of the Companies Act and the JSE, have the option to repurchase at Par Value and cancel all or part of the "A" Ordinary Shares in accordance with the Repurchase Formula.

Those ESOP and MSOP "A" Ordinary Shares not repurchased by Sappi will be distributed to the Beneficiaries (together with the vested Ordinary Shares in the case of the ESOP) on the Distribution Date. The "A" Ordinary Shares so received by the Beneficiaries will convert into Ordinary Shares on the Conversion Date. After the Conversion Date the "A" Ordinary Shares will be owned outright by the Beneficiaries and each Beneficiary has the election of asking the Administrator to sell the resulting Ordinary Shares and remit the proceeds of the sale to the Beneficiary or transfer them into the name of the Beneficiary.

The number of ESOP and MSOP "A" Ordinary Shares repurchased and cancelled by Sappi on the Repurchase Date will be determined by the Repurchase Formula, being:

$$N = \frac{A \times (1+r)^t}{B}$$

where:

N is the number of "A" Ordinary Shares repurchased by Sappi;

A Outstanding Balance at the Effective Date;

r is the hurdle rate of 9.1%;

t is the term of the Transaction, being from the Effective Date to the Repurchase Date; and

B is the 30 day VWAP per Ordinary Share on the JSE on the Business Day prior to the Repurchase Date.

The Ordinary Shares held by the ESOP Trust will also be distributed to Beneficiaries in proportion to their "B" Units and are not subject to the Repurchase Formula as they are fully paid up shares. The "B" Units are intended to represent an exchange of the value of 30% of LPC.

4.6.2 Sappi Foundation

It is envisaged that the Sappi Foundation will hold the "A" Ordinary Shares until the Termination Date during which time the Beneficiaries will receive an allocation of the "A" Ordinary Share Dividends as determined by the Trustees or the Trustees will utilise the "A" Ordinary Share Dividends for projects approved by the Sappi Foundation for the benefit of the Beneficiaries.

On the Repurchase Date, Sappi will, subject to the requirements of the Companies Act and the JSE, be entitled to repurchase, at Par Value, and cancel all or part of the "A" Ordinary Shares. Those Sappi Foundation "A" Ordinary Shares not repurchased by Sappi will be converted to Ordinary Shares on the Conversion Date. Unless the Trustees deem otherwise, the resulting Ordinary Shares shall not be distributed to the Sappi Foundation Beneficiaries, but remain in the Sappi Foundation. The Trustees shall continue to govern the Sappi Foundation in accordance with the Sappi Foundation Trust Deed.

The number of Sappi Foundation "A" Ordinary Shares repurchased and cancelled by Sappi on the Repurchase Date will be determined in accordance with the Repurchase Formula set out in paragraph 4.6.1 above.

The Company shall not elect to implement the repurchase in terms of the Repurchase Formula unless it complies with the Companies Act, the JSE Listings Requirements and the Articles. An announcement will be released on SENS in the event that the Specific Repurchase takes place, including a statement as to the source of funds to be utilised.

4.7 Administration expenses

The BEE Trusts shall appoint an independent company to administer their affairs.

BEE Trusts expenses, including administration costs, will be borne by the BEE Trusts and paid out of, *inter alia*, the Distributable Income received by the BEE Trusts and at times through the disposal of Ordinary Shares. The BEE Trusts will also settle the outstanding non-interest bearing loan provided by Sappi to acquire the "A" Ordinary Shares.

The Company will contribute to expenses on such basis as may be agreed from time to time between the BEE Trusts and the Company, having regard of the Company's internal compliance requirements and restrictions at the time.

4.8 Effective date

The Transaction will be implemented on the third Business Day following the day upon which the last of the suspensive conditions of the Sale of Shares and Claims Agreement shall have been fulfilled or waived (where capable of waiver), and on such date both the "A" Ordinary Shares and the Ordinary Shares are issued to the BEE Trusts and the Strategic Partners.

4.9 Conditions precedent

The implementation of the Transaction is subject to the fulfilment of the following conditions precedent:

- the passing of all necessary resolutions by Ordinary Shareholders at the General Meeting;
- the registration of the special resolutions by CIPRO; and
- registration of the BEE Trusts.

4.10 Transaction costs

The estimated transaction costs are set out below:

Service	Service provider	Amount (Rand)	Amount (US$)[1]
Merchant bank and transaction sponsor	Rand Merchant Bank	8,000,000	1,083,101
Legal fees	Deneys Reitz Attorneys	2,500,000	388,469
Independent professional expert	Nedbank Capital	2,500,000	388,469
Legal fees	Cravath, Swaine & Moore LLP	1,000,000	135,388
Reporting accountants	Deloitte & Touche	500,000	67,694
Publishing and printing	Ince (Proprietary) Limited	250,000	33,847
Accounting Advice Fees	PricewaterhouseCoopers	75,000	10,154
Property Valuators	Mills Fitchett	45,750	6,194
JSE documentation fees	JSE Issuer Services	123,000	16,653
Total		**14,993,750**	**2,129,969**

[1]Converted at USD/ZAR exchange rate of 7.3862 as at 8 March 2010.

4.11 Estimated accounting and economic costs

Sappi has estimated that in connection with the Transaction it will record non-cash charges in an aggregate amount of R417 million. This is made up as follows:

- a once-off share-based non-cash payment charge of R141 million and a R4 million settlement of an embedded derivative liability. Both amounts are associated with the Strategic Partners, specifically relating to the collapsing of the Plantation BEE Deal and the repurchase of the 25% undivided interest in Sappi's South African plantation land from the Strategic Partners; and
- a share-based non-cash payment charge associated with the BEE Trusts amounting to R272 million which will be expensed in the income statement over the Lock-Up Period. R33 million of the total R272 million is a once-off non-cash cost which will be written off immediately in the income statement.

The share-based payment was calculated with reference to the requirements of IFRS, including IFRS 2 – Share Based Payments and AC 503 – Accounting for Black Economic Empowerment Transactions and represents approximately 2.2% of the market capitalisation of Sappi on the last practicable date. It should be noted that AC 503 does not allow for the recognition of the benefits of BEE which are believed to outweigh the costs of the Transaction.

IFRS 2 sets out the basis for calculating the economic cost shown above and the valuation uses the following key inputs or assumptions:

- the Black-Scholes model for valuing options;
- the actual or likely conversion dates attached to the "A" Ordinary Shares; and
- using available open-market data, estimated expected future Ordinary Share prices as determined using option pricing models and an estimation of the future Dividends at given dates.

4.12 *Pro forma* financial information

The unaudited *pro forma* financial effects of the Transaction related to the Specific Issue, which are the responsibility of the Directors, have been prepared for illustrative purposes only and due to the nature thereof, may not fairly represent Sappi's financial position. The unaudited *pro forma* financial effects assume that the Transaction related to the Specific Issue has been fully implemented on 29 September 2008 for income statement purposes and 27 September 2009 for balance sheet purposes. They do not purport to be indicative of what the financial results would have been, had the Transaction related to the Specific Issue been implemented on a different date. The unaudited *pro forma* financial effects of the Transaction related to the Specific Issue are based on the assumptions set out in the notes and assumptions below and include assumptions based on the Transaction subscription price.

The unaudited *pro forma* financial effects of the Transaction related to the Specific Issue are set out in the table below in a manner consistent in all respects with IFRS and Sappi's accounting policies. They should also be read in conjunction with the notes thereto and the report of the Reporting Accountants (Annexures 1 and 2 respectively).

Unaudited *pro forma* per Ordinary Share information for the financial year ended 27 September 2009

The *pro forma* financial information for the Specific Issue is as follows:

For the year ended September 2009		Before the Specific Issue	After the Specific Issue	Change (%)
Net asset value per Ordinary Share	US$	3.48	3.45	(0.9)
Tangible net asset value per Ordinary Share	US$	3.42	3.39	(0.9)
Basic loss per Ordinary Share	US cents	(37)	(41)	(10.8)
Diluted loss per Ordinary Share	US cents	(37)	(41)	(10.8)
Headline loss per Ordinary Share	US cents	(21)	(25)	(19.0)
Diluted headline loss per Ordinary Share	US cents	(21)	(25)	(19.0)
Weighted average number of Ordinary Shares in issue	millions	482.6	486.9	0.9
Weighted average diluted number of Ordinary Shares in issue	millions	482.6	486.9	0.9

Notes and assumptions

1. The unaudited *pro forma* financial effects before the implementation of the Specific Issue are based on the audited group income statement and group balance sheet for the financial year ended 27 September 2009.
2. The unaudited *pro forma* financial effects per Ordinary Share after the Specific Issue are based on the assumptions that:
   (a) the Specific Issue was implemented with effect from 29 September 2008 for calculation of the income statement effects and as at 27 September 2009 for calculation of the balance sheet effects;
   (b) the income statement effects have been converted from Rands into US Dollars at the average rate of exchange for the year being US$1: ZAR9.0135 and the balance sheet at the year end rate of exchange as at September 2009 being US$1: ZAR7.4112;
   (c) 4,328,359 new Ordinary Shares at Par Value were issued at a price of R33.50 to the Strategic Partners and the ESOP Trust;
   (d) 19,961,476 new "A" Ordinary Shares were issued to the BEE Trusts of which 2,429,312 were issued to the Sappi Foundation, 3,642,969 were issued to the MSOP Trust and 13,889,195 were issued to the ESOP Trust at Par Value. The number of "A" Ordinary Shares above has been calculated on the net Ordinary Shares in issue as at 27 December 2009 of 515.5 million instead of 27 September 2009 of 515.7 million to reflect the actual number of "A" Ordinary Shares that will be issued. See reconciliation below:

Net Ordinary Shares as at 27 September 2009	515,733,305
Employee Share Scheme shares forfeited, released and other	(249,040)
Net Ordinary Shares as at 27 December 2009	515,484,265

   (e) the BEE Trusts are consolidated for accounting purposes and the Shares issued to these entities are regarded as treasury shares and excluded from the above calculations. At Conversion Date, should the Sappi Ordinary Share price exceed approximately ZAR74.47, at the time the Company may exercise its repurchase option, certain of the "A" Ordinary Shares will convert to Ordinary Shares which will result in some dilution to current Ordinary Shareholders.
3. The total share-based non-cash payment charge for the Specific Issue amounts to US$46 million (R417 million). This is made up as follows:
   (a) a once-off share-based non-cash payment charge of US$16 million (R141 million) and a US$1 million (R4 million) settlement of an embedded derivative liability. Both relate to payments to the Strategic Partners and ESOP in respect of partially collapsing the existing Plantation BEE Deal with regard to repurchasing the shareholding in LPC from the Strategic Partners and the ESOP Trust by issuing 4.3 million Ordinary Shares; and
   (b) a share-based non-cash payment charge associated with the BEE Trusts amounting to US$30 million (R272 million) which will be expensed in the income statement over the Lock-Up Period. The charge for the financial year ended 27 September 2009 amounts to US$8 million (R72 million) of which US$4 million (R33 million) is a once-off cost.
4. The once-off transaction cash costs incurred in establishing this Transaction amount to US$2 million (R15 million) which is debited against the share premium account.
5. The weighted average number of shares in issue includes the Ordinary Shares issued to the Strategic Partners and the ESOP Trust.
6. The share-based payment relating to the BEE Trusts was calculated with reference to the requirements of International Financial Reporting Standards ("IFRS"), including IFRS 2 – Share Based Payments and AC 503 – Accounting for Black Economic Empowerment Transactions ("AC 503") and represents approximately 1.6% of the market capitalisation of Sappi. It should be noted that AC 503 does not allow for the recognition of the benefits of BEE which are believed to outweigh the costs of the Transaction (refer to opinion from independent professional expert referred to in paragraph 4.14).

4.13 Ordinary Shareholder approval

In order to implement the Transaction, Sappi is required to amend its Articles to create the rights attaching to the "A" Ordinary Shares. These proposed amendments are set out in special resolutions numbers 1 and 2 in the notice of General Meeting attached to this Circular. The creation of the "A" Ordinary Shares and the concomitant amendments to the Articles require the approval of a special resolution by a 75% majority vote of Ordinary Shareholders in the General Meeting present in person or by proxy.

The issue of Ordinary Shares and "A" Ordinary Shares to the Strategic Partners and BEE Trusts as envisaged in paragraph 4.1 constitute specific issues of shares for cash in terms of the Listings Requirements. Such issues require the approval of an ordinary resolution by a 75% majority vote of Ordinary Shareholders in General Meeting present in person or by proxy, excluding any parties and their associates participating in the Specific Issue.

The authority for a specific repurchase of shares requires the approval of a special resolution by a 75% majority vote of Ordinary Shareholders in the General Meeting present in person or by proxy excluding any parties and their associates participating in the share repurchase.

Section 38 approval will be required for the provision of financial assistance to the Sappi Foundation Trust by Sappi. This requires a special resolution and is subject to the solvency and liquidity tests in terms of Section 38 of the Companies Act.

A notice convening the General Meeting is attached to this Circular. The General Meeting will be held at the Company's registered office, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001 on Thursday 29 April 2010 at 03:00pm.

4.14 Opinions and recommendations

In terms of the Listings Requirements, an independent professional expert is required to determine if the terms and conditions of the "A" Ordinary Shares are fair to the Ordinary Shareholders.

Nedbank Capital, the independent professional expert appointed by the Board in terms of the Listings Requirements, has considered the terms and conditions of the "A" Ordinary Shares and is of the opinion that such terms and conditions are fair to the Ordinary Shareholders.

The independent professional expert's report is set out in Annexure 3 of this Circular.

The Board has considered the terms and conditions of the Transaction and the opinion of the independent professional expert and is of the opinion that the Transaction is fair and therefore in the best interests of Sappi and its Ordinary Shareholders.

The Board therefore recommends that the Ordinary Shareholders vote in favour of the Transaction and the ordinary and special resolutions to be proposed at the General Meeting. In respect of their personal holdings in Sappi, the relevant Board members intend to vote their Ordinary Shares in favour of the Transaction and the resolutions to be proposed at the General Meeting.

5. SALIENT INFORMATION ON SAPPI

5.1 Background information on Sappi

Sappi is a global paper and pulp company incorporated in the Republic of South Africa on 17 December 1936. The Company is a producer of coated fine paper used in books, brochures, magazines, catalogues and many other print applications. It is also the producer of chemical cellulose, used primarily in the manufacture of viscose fiber, acetated tow, consumer and pharmaceutical products. In addition, Sappi produces newsprint, uncoated graphic and business papers, packaging papers, a range of coated specialty papers and a range of paper grade pulp.

Sappi is organised into two operating segments: Sappi Fine Paper (consisting of Sappi Fine Paper Europe and Sappi Fine Paper North America) and Sappi Forest and Paper Products (consisting of Sappi's Southern African Businesses). Sappi also operates a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp worldwide and of its other products in areas outside the core operating regions of North America, Europe and southern Africa.

On 31 December 2008, Sappi acquired the coated graphic paper business of M-real.

5.2 Prospects

Sappi reported its results for its first financial quarter on 28 January 2010 which reflected a substantial improvement in operating profit excluding special items compared to the equivalent quarter last year and to the prior quarter.

Looking forward the Company sees the same general outlook that it reported in its 2009 Annual Report and 2010 first quarter results.

Conditions in Sappi's markets are expected to improve gradually in 2010, resulting in rising demand for its products. Although Sappi expects demand and its capacity utilisation to improve compared to financial 2009, it does not expect demand to return to 2008 levels. Sappi will therefore continue to manage its output to meet customer demand. Current indications are that recovery of coated mechanical paper is lagging that of coated woodfree paper, which will negatively impact its European business.

Input prices for Sappi's raw materials and energy are likely to continue rising. The strong demand for pulp and chemical cellulose, accompanied by rising prices, is expected to have a favourable effect on the South African and North American businesses, which are net pulp sellers. Increased pulp prices are, however, expected to result in rising costs for Sappi's European business, which purchases more than half of its pulp requirements.

As a result of the very low prices of coated woodfree paper, good capacity utilisation and cost pressures, the Company has announced price increases of at least 10% for coated woodfree paper in Europe with effect from March 2010.

The achievement of synergies from Sappi's European acquisition last year is already close to target to achieve €120 million per annum within 3 years. This, together with Sappi's cost reduction initiatives, mill and capacity closures over the past year, is expected to help to partly offset rising input costs.

Sappi continues to expect an improvement in operating profitability excluding special items in financial 2010. While the Company continues to face volatile market conditions coupled with substantially higher finance costs than in the past, it believes it is on its way to improved profitability and returns as well as lower debt levels.

Looking specifically at the second financial quarter:

Sappi completed a scheduled major pulp mill maintenance shut at Ngodwana Mill, and a 5 day shut at Saiccor Mill in South Africa, during January and February 2010, which will negatively impact its results during the second financial quarter.

In Europe the Stockstadt coated woodfree paper machine, which was shut as a result of an electrical fire in December, is expected to restart towards the end of March 2010. The cost of restoration and business interruption is expected to be approximately US$30 million, most of which is self-insured.

It will be too early to see any major impact from the price increase in Europe in the financial results for the quarter ending March.

Sappi expects the operating profit excluding special items in its second financial quarter to remain positive but to be below the level achieved in the first quarter.

5.3 Share capital

5.3.1 Authorised and issued share capital

The tables below show, at the last practicable date, the authorised and issued share capital of Sappi, before and after the implementation of the Transaction.

Further, details of all issues in the last 2 years and Ordinary Shares held as treasury shares are outlined:

Before implementation of the Transaction (million)	**September 2009 R**	**September 2009 US$[1]**	**September 2008 R**	**September 2008 US$[1]**
Ordinary share capital and share premium				
Authorised share capital: 725,000,000 (September 2008: 325,000,000) Shares of R1 each				
Issued share capital: 537,117,864 (September 2008: 239,071,892) Shares of R1 each	537	70	239	28
Share premium	11,285	1,471	5,796	679
Total	**11,822**	**1,541**	**6,035**	**707**

1. US$:ZAR Exchange Rate of US$1:ZAR7.4112 as at September 2009 (US$1:ZAR8.0751 September 2008).

The authorised ordinary share capital was increased during fiscal 2008 from 325,000,000 to 1,325,000,000 Ordinary Shares at Par Value prior to the rights offer in December 2008. The authorised ordinary share capital was then subsequently reduced from 1,325,000,000 to 725,000,000 Ordinary Shares at Par Value. The issued ordinary share capital increased during fiscal 2008 from R239,071,892 to R537,117,864 with the issue of 286,886,270 rights offer shares and 11,159,702 Ordinary Shares in settlement of part of the consideration for the acquisition of the coated graphic paper business of M-real.

5.3.2 *Treasury Shares*

Included in the issued Ordinary Shares are 21,633,599 (September 2009: 21,384,559) shares held as treasury shares by group entities. Of this number the Sappi Limited Share Incentive Trust (the "Scheme") and the Sappi Limited Performance Share Incentive Trust (the "Plan") may utilise 18,166,995 shares for the requirements of the Scheme and Plan.

Number of Ordinary Shares

The movement in the number of treasury shares is set out in the table below:

	2009	2008
Treasury shares at beginning of the financial year (including the Scheme shares)	**9,906,661**	10,600,811
Rights issue shares subscribed	**11,860,873**	–
Treasury shares issued to participants of the Scheme	**(382,975)**	(694,150)
– Scheme share options	**(206,140)**	(452,200)
– Plan conditional share awards	**(165,491)**	–
– Scheme allocation shares	**(214,660)**	(273,750)
– Restricted shares	**(22,000)**	–
– Scheme shares forfeited, released and other	**225,316**	31,800
Treasury shares at end of the financial year	**21,384,559**	9,906,661

Included in the 187,882,136 unissued Ordinary Shares and in the 537,117,864 issued Ordinary Shares are a total of 42,700,870 Ordinary Shares (adjusted for the rights issue) which are required to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan the maximum number of Ordinary Shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 42,700,870 Ordinary Shares, subject to adjustment in case of any increase or reduction of Sappi's issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalisation issue of Ordinary Shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of Ordinary Shares (together with any treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

For the last ten years to September 2009: 2,970,582 (September 2008: 6,752,522) shares have been allocated to the Scheme participants and paid for and to September 2009: 11,910,172 (September 2008: 5,772,812) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, to September 2009: 9,736,450 (September 2008: 3,961,100) shares have been allocated and remain unpaid for and to September 2009: 165,491 (September 2008: nil) have been allocated and paid for by the Plan participants.

The net after tax loss on sale of treasury shares to participants written off against share premium for September 2009 was US$0.5 million (September 2008: US$1 million).

Change in Share Capital pursuant to the implementation of the Transaction:

Pursuant to the implementation of the Transaction	**Rm**	**US$m[(3)]**
Authorised share capital		
725,000,000 Ordinary Shares of R1 each	725.0	97.8
19,961,476 "A" Ordinary Shares of R1 each	19.9	2.7
Issued share capital	**539.7**	**78.7**
519,812,624 Ordinary Shares of R1 each[(1)]	519.8	76.0
19,961,476 "A" Ordinary Shares of R1 each	19.9	2.7
Share premium[(2)]	11,285.0	1,522.7
Total	**11,824.7**	1,601.4

Notes:

1. Based on net shares in issue of 515,484,265, which excludes 21,633,599 Ordinary Shares held as treasury shares, but includes 4,328,359 Ordinary Shares as a result of the Transaction.
2. Calculated in terms of the relevant subscription prices as on the last practicable date.
3. Based on an exchange rate of US$1: ZAR 7.4112 at September 2009.

The creation and issue of "A" Ordinary Shares and issue of Ordinary Shares requires the Company to obtain Ordinary Shareholder approval, which approval is sought at the General Meeting.

5.4 Major Ordinary Shareholders

Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and price of securities issued by that issuer held on behalf of each such person. Sappi has authorised JP Morgan Cazenove to conduct a monthly investigation into the beneficial ownership of Ordinary Shares including those in nominee holdings. All beneficial holdings are investigated to determine whether there are any Ordinary Shareholders who hold 5% or more of the Ordinary Shares in issue and these investigations have as at 31 December 2009, revealed the following beneficial holders of more than 5% of the issued Ordinary Shares:

Name of Shareholder	Number of Ordinary Shares	Holding (%)
Public Investment Commissioner (South Africa)	39,797,523	7.7

Further, as a result of these investigations, Sappi has ascertained that some of the Ordinary Shares registered in the names of the nominee holders are managed by various fund managers and that as at 31 December 2009, the following fund managers were responsible for 5% or more of the issued Ordinary Share capital of Sappi.

Name of Fund Manager	Number of Managed Ordinary Shares	Holding (%)
Allan Gray Limited (South Africa)	148,451,003	28.7
Investec Asset Management (South Africa)	77,543,397	15.0
Old Mutual Asset Managers (South Africa)	39,797,523	7.4

5.5 Details relating to Directors and Executive Officers

A brief resumé of each of the Directors and Executive Officers is included in Annexure 4 of this Circular.

5.5.1 Directors' and Executive Officers interests in Ordinary Shares

The following table shows those Directors and Executive Officers that have interests in the Ordinary Shares. For purposes of this section, Directors' and Executive Officers' interests are those in Ordinary Shares owned either directly or indirectly as well as those Ordinary Shares in respect of which Directors and Executive Officers have vested obligations to purchase Ordinary Shares or repay loans in terms of the Plan.

On the last practicable date, the Directors held the following interests in the share capital of Sappi:

	Non-scheme shares	Share option holding	Allocation share holding	Total vested share holding	Total as a percentage of share capital (%)
Non-Executive Director					
Thummer R	7,542	–	–	7,542	0.00
Executive Directors					
Boëttger RJ	85,000	–	–	85,000	0.02
Thompson MR	20,517	39,600	72,600	132,717	0.02
Total	113,059	39,600	72,600	225,259	0.04

There have not been any changes in the interests of the Directors between the end of the preceding financial year and the last practicable date.

On the last practicable date, the Executive Officers held the following interests in the share capital of Sappi:

	Non-scheme shares	Share option holding	Allocation share holding	Total vested share holding	Percentage of total share capital (%)
Gardner M	–	34,100	–	34,100	0.01
Hope RD	96,052	39,600	72,600	208,252	0.04
Labuschagne JH	3,459	28,600	44,000	76,059	0.01
Rossi A	37,990	46,200	19,800	103,990	0.02
Swartz LA	6,917	66,000	33,000	105,917	0.02
Thiel A	3,459	6,600	–	10,059	0.00
Wiersum B	11,000	–	–	11,000	0.00
Total	158,877	221,100	169,400	549,377	0.10

5.5.2 *Directors' remuneration*

There will not be any variation in the remuneration receivable by any of the Directors as a consequence of the implementation of the Transaction.

5.5.3 *Directors' interests in transactions*

The table below highlights the indicative number of "A" Ordinary Shares to be allocated to the Directors of Sappi or its major subsidiaries in terms of the Transaction. The allocation is indicative as it is subject to the approval of the Board. The total allocation of "A" Ordinary Shares to the Directors of Sappi or its major subsidiaries will not exceed the requisite 0.25% of the issued Shares in terms of the Listings Requirements to constitute a related party as defined. In terms of the JSE ruling for the transaction, no director will be allocated transaction shares amounting to more than 0,007% of total issued share capital.

	Non-scheme shares	Share options	Allocation shares	Transaction shares[1]	Total	Percentage of total share capital (%)
Maelane N	16,219	–	–	–	16,219	0.00
Mncube DM	6,917	7,260	14,300	37,827	66,304	0.01
Total	23,136	7,260	14,300	37,827	82,523	0.01

Note:

1. Shares to be allocated in terms of the Transaction. These are subject to the approval of the Board represented by the Sappi Compensation Committee. The above Directors are not members of the Sappi Compensation Committee and will recuse theselves if, at any time, they become conflicted.

Save for the above, no other Director has any beneficial interest, directly or indirectly, in any transaction (including this Transaction) effected by Sappi during the current or immediately preceding financial year which was or is unusual in nature or which was or is material to the business of Sappi. No Director has any interest in transactions effected by Sappi during an earlier financial year which remain in any respect outstanding or unperformed.

The Directors have certified that they did not have any material interest in any significant transaction with either the Company or any of its subsidiaries. Therefore there is no conflict of interest with regard to Directors' interests in contracts

6. OTHER INFORMATION

6.1 Material changes

The following represent significant changes that may impact the financial and/or trading position of Sappi and its subsidiaries since the issue of the audited annual results for the financial year ended 27 September 2009:

- on Friday 2 October 2009 Sappi informed Ordinary Shareholders of the decision to delist from the London Stock Exchange;
- the cancellation of the London Stock Exchange listing came into effect on Monday 2 November 2009;

- on Thursday 22 October 2009 it was announced that Sappi would enter into a consultation process with employee representatives at the Kangas mill in Finland, and subsequently on Thursday 10 December 2009, the permanent closure of the Kangas mill by no later than the end of March 2010 was announced. Sappi products produced at the Kangas mill have been moved to and are being supplied from the Lanaken mill in Belgium and the Kirkniemi mill in Finland; and
- on Friday 30 October 2009 Sappi announced the intended closure of Sappi Usutu Pulp mill and the restructuring of the forestry business in Swaziland in response to market conditions and forest fire damage. Subsequently, at the end of January 2010, the Usutu Pulp mill ceased operations.

6.2 Litigation

The Directors are not aware of any legal or arbitration proceedings, pending or threatened, that may have or have had a material effect on the financial position of the Company and its subsidiaries in the twelve months preceding the date of this Circular.

6.3 Corporate governance

Sappi maintains sound corporate governance as a core business principle. The Board is committed to the highest standards of corporate governance and continue to seek areas of improvement by measuring themselves against international best practice.

The Company endorses the Code of Corporate Practices and Conduct as contained in the South African King II Report issued in 2002, and continues to apply the principles incorporated therein. The Company maintains its primary listing on the JSE as well as a listing on the NYSE and complies in all material aspects with the regulations and codes of these exchanges as they apply to Sappi.

The detailed Corporate Governance Statement is contained in Annexure 6.

6.4 Material contracts

Save for the material contracts outlined in Annexure 7, there are no other material contracts entered into by the Company other than in the ordinary course of business within the two years prior to the last practicable date.

6.5 Directors' responsibility

The Directors, whose names appear in paragraph 5.5 above and Annexure 4, collectively and individually, accept full responsibility for the accuracy of the information given in this Circular and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular false or misleading and all reasonable enquiries to ascertain such facts have been made and that this Circular contains all information required by law and the Listings Requirements.

6.6 Consents

The Merchant Bank and Transaction Sponsor, the Legal Advisors, the Independent Professional Expert, Reporting Accountants and Auditors and the Sponsor have all provided their written consent to their names and reports, where applicable, being published in this Circular and have not withdrawn their consent prior to the publication of this Circular. The reporting accountants have consented for inclusion of their report in the context in which it appears.

6.7 Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours (Saturdays, Sundays and public holidays in South Africa excluded) at the registered office of Sappi (48 Ameshoff Street, Braamfontein, Johannesburg, 2001) from Wednesday 31 March 2010 until Thursday 29 April 2010:

- the Articles and Memorandum of Association of Sappi and its major subsidiary companies;
- a signed copy of this Circular;
- the Transaction Agreements, including trust deeds of the BEE Trusts;

- the audited annual financial statements of Sappi for the financial years ended September 2007, September 2008 and September 2009;
- summaries of any service agreements entered into with Directors;
- the report of the Reporting Accountants on the *pro forma* financial information;
- the independent professional expert's report;
- the consent letters from the Merchant Bank and Transaction Sponsor, the Legal Advisors, the Independent Professional Expert, the Reporting Accountants and Auditors and the Sponsor; and
- material contracts as per paragraph 6.4 above.

By order of the Board

MARK RICHARD THOMPSON
Chief Financial Officer

31 March 2010

UNAUDITED *PRO FORMA* INCOME STATEMENT AND BALANCE SHEET

The unaudited *pro forma* financial effects of the Transaction related to the Specific Issue, which are the responsibility of the Directors, have been prepared for illustrative purposes only and due to the nature thereof, may not fairly represent Sappi's financial position. The unaudited *pro forma* financial effects assume that the Transaction related to the Specific Issue has been fully implemented on 29 September 2008 for income statement purposes and 27 September 2009 for balance sheet purposes. They do not purport to be indicative of what the financial results would have been had the Transaction related to the Specific Issue been implemented on a different date.

The unaudited *pro forma* financial effects of the Transaction related to the Specific Issue are based on the assumptions set out in the notes and assumptions below and include assumptions based on the Transaction subscription price.

The unaudited *pro forma* financial effects are presented in a manner consistent in all respects with IFRS and Sappi's accounting policies.

The *pro forma* adjustments to the audited group income statement for the financial year ended 27 September 2009 have been converted from Rands to US Dollars using the average rate of exchange for the year of US$1:ZAR 9.0135 and the *pro forma* adjustments to the audited group balance sheet as at 27 September 2009 have been converted using Sappi's September 2009 closing rate of US$1:ZAR 7.4112.

The unaudited *pro forma* financial results have been prepared in accordance with IFRS as issued by the IASB and Sappi's accounting policies. The unaudited *pro forma* financial information of Sappi should be read in conjunction with the notes thereto and the report of the Reporting Accountants (Annexure 2).

UNAUDITED *PRO FORMA* GROUP INCOME STATEMENT
Financial year ended 27 September 2009
(in US$ millions, except per share data)

	Sappi Group(1)	*Pro forma* Adjustments(2)	Notes	*Pro forma*
Sales	**5,369**			**5,369**
Cost of sales	5,029			5,029
Gross profit	**340**			**340**
Selling, general & administrative expenses	385			385
Other operating expenses	39	24	(a)	63
Share of profit from associates and joint ventures	(11)			(11)
Operating loss	**(73)**	**(24)**		**(97)**
Net finance costs	**145**			**145**
Finance costs	198			198
Finance revenue	(61)			(61)
Net foreign exchange gains	(17)			(17)
Net fair value loss on financial instruments	25			25
Loss before taxation	**(218)**	**(24)**		**(242)**
Taxation benefit	(41)			(41)
Loss for the year	**(177)**	**(24)**		**(201)**
Basic loss per share (US cents)	(37)	(4)		(41)
Weighted average number of shares in issue (millions)	482.6	4.3		486.9
Diluted loss per share (US cents)	(37)	(4)		(41)
Weighted average number of shares on fully diluted basis (millions)	482.6	4.3		486.9
Headline loss per share (US cents)	(21)	(4)		(25)
Diluted headline loss per share (US cents)	(21)	(4)		(25)

1. The Sappi financial information has been extracted from Sappi's published audited consolidated income statement for the financial year ended 27 September 2009.

2. The Specific Issue was implemented with effect from 29 September 2008 for the calculation of the group income statement adjustments.

Pro-forma notes

(a) Represents the costs related to the Specific Issue as follows:

- US$4 million (R39 million) represents the IFRS 2 – Share-based non-cash payment expense as estimated for the initial 12 month period for the MSOP and ESOP;
- US$4 million (R33 million) represents the once-off IFRS 2 – Share-based non-cash payment expense as estimated for the initial 12 month period related to the Sappi Foundation; and
- a once-off non-cash charge of US$16 million (R141 million) relates to the payment to the Strategic Partners and ESOP in respect of partially collapsing the existing Plantation BEE Deal with regard to repurchasing the shareholding in LPC from the Strategic Partners and the ESOP Trust by issuing 4.3 million Ordinary Shares.

Key assumptions made in the IFRS 2 valuation include:

- Black-Scholes option valuation model utilised;
- Reference Ordinary Share price of R33.50 being the Sappi 30 day VWAP as at the close of business on 5 February 2010;
- Share price volatility based on historic experience;
- Dividend yield of 3.0%;
- the actual or likely conversion dates attached to the "A" Ordinary Shares; and
- using available open-market data, estimated expected future Ordinary Share prices as determined using option pricing models and an estimation of the future Ordinary Share price.

UNAUDITED *PRO FORMA* GROUP CONDENSED BALANCE SHEET
As at 27 September 2009
(in US$ millions)

	Sappi Group[(1)]	*Pro forma* Adjustments[(2)]	Notes	*Pro forma*
ASSETS				
Non-current assets	**4,867**			**4,867**
Property, plant and equipment	3,934			3,934
Plantations	611			611
Deferred taxation	56			56
Other non-current assets	266			266
Current assets	**2,430**	**(2)**		**2,428**
Inventories	792			792
Trade and other receivables	868			868
Cash and cash equivalents	770	(2)	(b)	768
Total assets	**7,297**	**(2)**		**7,295**
EQUITY AND LIABILITIES				
Shareholders' equity	**1,794**	**(1)**		**1,793**
Ordinary share capital and share premium	1,541	18	(a), (b)	1,559
Non-distributable reserves	143	4	(c)	147
Foreign currency translation reserve	(354)			(354)
Hedging reserves	(14)			(14)
Retained earnings	478	(23)	(d)	455
Non-current liabilities	**3,662**	**(1)**		**3,661**
Interest-bearing borrowings	2,726			2,726
Deferred taxation	355			355
Other non-current liabilities	581	(1)	(e)	580
Current liabilities	**1,841**			**1,841**
Interest-bearing borrowings	601			601
Overdraft	19			19
Other current liabilities	1,165			1,165
Taxation payable	56			56
Total equity and liabilities	**7,297**	**(2)**		**7,295**

Salient ratios		Before the Specific Issue	After the Specific Issue	Change (%)
Net asset value per Ordinary Share	US$	3.48	3.45	(0.9)
Tangible net asset value per Ordinary Share	US$	3.42	3.39	(0.9)
Basic loss per Ordinary Share	US cents	(37)	(41)	(10.8)
Diluted loss per Ordinary Share	US cents	(37)	(41)	(10.8)
Headline loss per Ordinary Share	US cents	(21)	(25)	(19.0)
Diluted Headline loss per Ordinary Share	US cents	(21)	(25)	(19.0)
Weighted average number of Ordinary Shares in issue	millions	482.6	486.9	0.9
Weighted average diluted number of Ordinary Shares in issue	millions	482.6	486.9	0.9

1. The Sappi financial information has been extracted without adjustment from Sappi's published audited group balance sheet as at 27 September 2009 and thereafter condensed. This condensed version has not been audited or reviewed.
2. The Specific Issue was implemented with effect from 27 September 2009 for the calculation of the group balance sheet adjustments.

***Pro forma* notes to the unaudited *pro forma* condensed balance sheet:**

(a) Ordinary Shares to the value of US$20 million (R145 million) issued in settlement of the partial collapsing of the existing Plantation BEE deal to the Strategic Partners and ESOP;

(b) Estimated once off transaction cash costs of US$2 million associated with the Transaction have been applied against the share premium account;

(c) Once-off IFRS 2 non-cash costs in respect of the Sappi Foundation of US$4 million (R33 million) is credited against the Share Option Reserve;

(d) Represents the income statement non-cash charge of US$23 million (R174 million) of which US$19 million (R141 million) relates to the partial collapsing of the existing Plantation BEE Deal and US$4 million (R33 million) to the IFRS 2 non-cash costs in respect of the Sappi Foundation; and

(e) Derivative liability on the existing Plantation BEE Deal of US$1 million (R4 million) settled on the partial collapse of the structure.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON *PRO FORMA* FINANCIAL INFORMATION

"The Directors
Sappi Limited
48 Ameshoff Street
Braamfontein
2017

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF SAPPI LIMITED ("SAPPI")

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in paragraph 4.12 and Annexure 1 of the Circular dated Wednesday 31 March 2010 issued in connection with the proposed Black Economic Empowerment transaction that is the subject of this Circular of Sappi. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the BEE transaction might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the Circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Sappi; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the Circular to Sappi shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by SAICA. This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Sappi the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this Circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Sappi and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review

of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion. In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated,
- such basis is inconsistent with the accounting policies of the issuer, and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Consent

We consent to the inclusion of this report, which will form part of the Circular, to be issued on or about 31 March 2010, in the form and context in which it will appear.

Deloitte & Touche
Registered Auditors
Per M J Comber
Partner

Deloitte & Touche
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead
2196

Date: 26 March 2010

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax & Legal and Risk Advisory L Geeringh Consulting L Bam Corporate Finance CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board CR Qually Deputy Chairman of the Board.

A full list of partners and directors is available on request"

INDEPENDENT PROFESSIONAL EXPERT'S REPORT

"The Directors
Sappi Limited
48 Ameshoff Street
Braamfontein
2017
South Africa

26 March 2010

Dear Sirs

FAIRNESS OPINION ON THE TERMS OF THE PROPOSED ISSUE OF AN UNLISTED NEW CLASS OF SHARES ("A ORDINARY SHARES") FOR THE BENEFIT OF QUALIFYING SAPPI EMPLOYEES, SAPPI BLACK MANAGEMENT AND THE BENEFICIARIES OF THE SAPPI FOUNDATION BY SAPPI LIMITED ("SAPPI" OR "THE COMPANY") AS PART OF THE COMPANY'S PROPOSED BLACK ECONOMIC EMPOWERMENT TRANSACTION ("TRANSACTION") ("OPINION")

1. INTRODUCTION

Sappi has resolved to implement a Transaction in respect of 4.5% of its issued share capital (post-Transaction) as part of the Company's commitment to achieving the objectives of the Forestry Sector Charter ("Charter") and The Department of Trade and Industry's Broad-Based Black Economic Empowerment Codes of Good Practice ("DTI Codes"). Furthermore, the proposed Transaction will empower Sappi's qualifying current and future employees and black management, as well as the communities in which it operates.

Full details of the Transaction are contained in this Circular to shareholders of Sappi dated 31 March 2010, of which this opinion forms part.

The Transaction consists of four participant groupings namely:

Participant grouping	"A" Ordinary Shares	Ordinary Shares	Total
Employee Share Option Plan ("ESOP")	2.57%	0.24%	2.81%
Management Share Option Plan ("MSOP")	0.67%	–	0.67%
Sappi Foundation	0.45%	–	0.45%
Strategic Partner	–	0.57%	0.57%
	3.69%	0.81%	4.50%

The trusts set up to house the shares allocated to the ESOP, MSOP and the Sappi Foundation are referred to collectively as the BEE Trusts. The scope of this Opinion, as further explained in paragraph 3 below, is limited to the issue of the unlisted **"**A**"** Ordinary Shares issued to the BEE Trusts**.**

2. STRUCTURE OF THE TRANSACTION IN RELATION TO THE ISSUE OF "A" ORDINARY SHARES

The salient details of the issue of A Ordinary Shares are as follows:

- the BEE Trusts will subscribe for A Ordinary Shares ("Subscription Date"), at par value, equating to a specified target BEE shareholding, being 4.5%, reduced by the percentage of Ordinary Shares that Lereko Investments (Proprietary) Limited, AMB Capital Limited and The Malibongwe Women Development Trust (collectively, "Strategic Partners") will subscribe for in Sappi's issued ordinary share capital. As a result, the A Ordinary Shares will account for 3.69% of the total issued share capital of the Company;
- on the termination of the Transaction, being ten years from the date of subscription of the shares, the repurchase of a variable number of the A Ordinary Shares by Sappi in accordance with a predefined repurchase formula set out in the Circular and the relevant transaction agreements; and

- to the extent that A Ordinary Shares remain after the repurchase, such shares will be converted into Ordinary shares and distributed to the beneficiaries of the BEE Trusts.

The terms of the Transaction are more fully described in the Circular and the description of the Transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information incorporated in the Circular.

3. SCOPE

In terms of paragraph 4.24 of the JSE Limited Listings Requirements, where shareholders are required to vote in terms of the Listings Requirements, the votes of shareholders of the A Ordinary Shares would not be permitted to be taken into account in determining either a quorum or for approval of any resolution considered at any general or annual general meeting, since these shares will be unlisted. The JSE Limited ("JSE") has issued a dispensation in respect of this rule in order to allow the holders of these unlisted A Ordinary Shares to vote at meetings of shareholders. It is a requirement of the JSE that an Opinion be obtained from an independent professional expert, acceptable to the JSE, indicating whether or not the proposed issue of such unlisted voting instruments, being the A Ordinary Shares, is fair to the shareholders of Sappi.

In accordance with the Listings Requirements, for purposes of the Opinion, fairness is primarily based on a quantitative assessment. In this regard, we have considered the financial benefit expected to be derived from the issue of the A Ordinary Shares, represented by the present value of the estimated impact on the Company's future cash flows if the Transaction is not concluded ("the Financial Benefit"). Against this, we have reviewed the estimated economic cost of the Transaction, represented by the costs calculated in accordance with International Financial Reporting Standards ("IFRS") 2 Share-based Payment, together with the present value of the cost of the expected dividends payable to the BEE Trusts and other relevant transaction costs ("the Economic Cost")

In opining on whether or not the Transaction is fair to the shareholders of Sappi, we have assumed that the Financial Benefit and the Economic Cost, which is a benefit and a cost to the Company, is representative of the cost and benefit to the shareholders of Sappi.

4. SOURCES OF INFORMATION

In arriving at our Opinion, we have relied upon the following principal sources of public information:

- historical audited annual financial statements of Sappi for the financial period ended 28 September 2008 and 27 September 2009;
- financial and industry information from equity research reports on Sappi and its global peers sourced from independent data providers including, but not limited to, Thomson Reuters, The Markets, I-Net Bridge and Bloomberg;
- publicly available information relating the Company that we deemed to be relevant, including media articles;
- the Forestry Charter and the DTI Codes;
- precedent transactions of a similar nature;
- information regarding prevailing economic, financial, market and other conditions prevailing at the date of the issue of this Opinion;
- macro-economic forecasts in relation to economic and industry growth rates, inflation, long term interest rates, relevant foreign currency exchange rates and other relevant pulp and paper sector forecasts; and
- the Circular.

Furthermore, we have relied upon the following principal sources of non-public information delivered to us by or on behalf of Sappi:

- documents prepared by Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), setting out the structure, terms and conditions of the Transaction;
- legal agreements and documentation for the Transaction, including the Trust Deeds and the Circular;

- a calculation of the cost under IFRS 2, utilising the Black Scholes option pricing formula, which was prepared by RMB on behalf of Sappi ("the Cost Model");
- accounting and tax opinions relating to the Transaction;
- the Company's latest BEE scorecard;
- forecast financial information and assumptions thereon, prepared by the management of the South African operations of Sappi ("Management"), with specific focus on the Company's South African Fine Paper and Forestry operations;
- an estimation by Management of the business risks and associated future cash flow impact if the Transaction is not concluded; and
- various representations made by Management.

Where practical, we have corroborated the reasonableness of the information provided to us for the purpose of supporting our Opinion, whether received in writing or obtained in discussion with management of Sappi, and we are satisfied with the appropriateness of such information.

5. APPROACH AND PROCEDURES

In arriving at our Opinion, we have undertaken the following procedures:

- interrogating the Economic Cost to ordinary shareholders of Sappi of the issue of the A Ordinary Shares. In determining this cost, the following procedures were performed;
  - an indicative desktop valuation of the ordinary shares of Sappi on a pre-Transaction basis using standard peer relative valuations;
  - a review of the assumptions and results of the Cost Model relating to the issue of the A Ordinary Shares, which was prepared by RMB to calculate the costs in terms of IFRS 2 in order to obtain satisfaction with the results thereof;
  - sensitivity analyses on the Cost Model in respect of changes in the key value drivers thereof, being the staff retention rates, the long-term share price volatility and the dividend yield of the Company's ordinary shares;
  - analysis of the historical share price performance and volatility of the Company's Ordinary Shares on the JSE;
  - review of the Company's dividend history and dividend policy;
  - review the calculation of the dividends expected to be paid to the BEE Trusts for the duration of Transaction and the present value thereof;
  - obtained an estimate of other costs expected to be incurred in connection with the issue of the A Ordinary Shares, including transaction costs;
  - review of the accounting and tax opinion prepared by Sappi regarding the accounting and tax treatment of the Transaction in terms of IFRS; and
  - comparing the Economic Cost of the Transaction relative to recent precedent Transactions in the market;
- preparing an estimate of the Financial Benefit to Sappi of concluding the Transaction. In determining this benefit, the following procedures were performed:
  - through various discussions with Management, performing a strategic analysis of the risks to the future cash flows of the Company of not concluding the Transaction;
  - identifying the mitigating factors that Management could take to minimise the identified risks;
  - based on the above, obtaining Management estimates of the potential impact on the future cash flows of the Company should the Transaction not be concluded;
  - interrogating these estimates for reasonableness and applying probability factors to the potential cash flow effects;

- a discounted cash flow, which was used to determine the present value of the estimated impact on the future cash flows of the Company, discounted at Nedbank Capital's estimate of the Company's weighted average cost of capital; and
- apportioning the Financial Benefit attributable to the A Ordinary Shares, based on the proportion that the number of A Ordinary Shares bears to the total number of shares issued in terms of the Transaction ("the Apportioned Financial Benefit"), in order to compare the Apportioned Financial Benefit with Economic Cost, which is calculated with reference to the A Ordinary Shares;

• comparing the Economic Cost against the benefit, as determined above, and applying appropriate sensitivity analysis in determining whether the Transaction is fair to shareholders, taking into account the requirements of the Forestry Charter and the DTI Codes;

• reviewing publicly available information relating to the Company that we deemed to be relevant, including Company announcements, analysts' reports and media articles;

• reviewing the DTI Code and the Company's latest BEE scorecard; and

• reviewing the Trust Deeds and Circular.

6. ASSUMPTIONS

Our Opinion is based on the following key assumptions:

• current economic, regulatory and market conditions will not change materially;

• there are no undisclosed contingencies that could affect the value of Sappi;

• the structure of the Transaction will not give rise to any undisclosed tax liabilities;

• representations made by Management in the form of discussions with Management and the information provided during the course of forming this Opinion are accurate;

• the BEE shareholders will remain BEE compliant throughout the term of the Transaction; and

• the requirements of the DTI Codes with respect to ownership will not change during the duration of the Transaction.

7. OPINION

Based on our findings from the procedures we applied, as set out in paragraph 5 above, and after taking into account all financial considerations, we are of the opinion that the Apportioned Financial Benefit is greater than the Economic Cost relating to the issue of the "A" Ordinary Shares, and thus the issue of the A Ordinary shares is fair to the shareholders of Sappi.

Our Opinion is based on the prevailing economic, market, regulatory and other relevant conditions up to the date of this letter, as well as the information made available to us by the Management of Sappi. Accordingly, subsequent developments may affect this Opinion, which we are under no obligation to update, revise or re-affirm.

This Opinion is addressed to the Board of Directors of Sappi ("Board") and does not purport to cater for individual current Sappi shareholders' positions but rather the general body of current Sappi shareholders. A shareholder's decision regarding the fairness of the terms of the Transaction may be influenced by his/her individual circumstances. Should a shareholder be in doubt, he or she should consult an independent advisor as to the merits of the issue of the A Ordinary Shares.

8. INDEPENDENCE

We have been appointed by the Board as an independent professional expert to provide it with an Opinion regarding the matters set forth in this Opinion. As at the date of this letter, we have no financial advisory mandate or other material investment banking relationship with Sappi or any other party having an interest in the Transaction. We have no material interest in the Transaction or in the success or failure thereof.

Nedbank Corporate, a division of Nedbank Limited, has exposure to Sappi through a debt facility, promissory notes and a derivative line with Sappi, none of these independently or cumulatively are material to Nedbank Limited's assets.

We acted as independent professional expert to the Board in providing this Opinion and will receive a fee for our services, payment of which is in no way linked to a successful outcome to the Transaction. In addition, Sappi has agreed to indemnify us for certain liabilities arising out of our engagement.

9. LIMITING CONDITIONS

There are certain limiting conditions which apply to the procedures performed by us and the information relied on by us in arriving at our Opinion:

- in arriving at our Opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by Management or their Transaction advisors, or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted nor have we been provided with any valuation or appraisal of any assets, liabilities or the risks in relation to the "A" Ordinary Shares, nor have we evaluated the solvency of Sappi, any laws relating to bankruptcy, insolvency or similar matters;
- in relying on financial analysis and forecasts provided to us or derived therefrom, we have relied upon confirmation from Sappi that such analyses and forecasts have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Management as to the expected future results of operations and financial condition of Sappi's South African operations to which such analyses or forecasts relate. We express no view as to the correctness or accuracy of such analyses or forecasts or the assumptions on which they were based;
- while our work has involved a review of, *inter alia*, the annual financial statements and other information provided to us, our appointment does not constitute or include an audit conducted in accordance with generally accepted auditing standards. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our Opinion;
- in addition, we were not requested to and did not provide advice concerning the structure, the determination of the issue price of "A" Ordinary Shares, or any other aspects of the Transaction, or to provide services other than the delivery of this Opinion. We did not participate in either the negotiations with respect to the commercial terms of the Transaction or in the discussions relating to the underlying decision of the Board or the Board's stated rationale in pursuing the Transaction. Consequently, we have assumed that such terms are the most beneficial terms from Sappi's perspective that could, under the circumstances, be negotiated among the parties to the Transaction and that the decision and rationale of the Board has been taken in the best interests of all securities holders. Accordingly, no Opinion is expressed on whether any alternative transaction might produce benefits in excess of those received pursuant to the Transaction. We are not expressing an opinion herein as to the price at which the shares of Sappi will trade following implementation of the Transaction. Other factors after the date hereof may affect the value of the business of Sappi after consummation of the Transaction, including but not limited to (i) the total or partial disposition of the share capital of Sappi by shareholders of Sappi within a short period of time after the implementation of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Sappi or of any of their subsidiaries, (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities, and (vi) timely execution of all necessary agreements to complete the Transaction on terms and conditions that are acceptable to all interested parties; and
- we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by advisors to Sappi with respect to such issues and have also assumed that the Transaction will have the legal, accounting and taxation consequences described in discussions with, and materials furnished to us by, the Management (and their advisors) of Sappi and we express no opinion on such consequences. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Sappi or on the contemplated benefits of the Transaction.

Notwithstanding the foregoing, none of the above statements invalidate any work that we have done in forming this Opinion.

10. CONSENT

We hereby consent to the inclusion of this letter and references thereto in the Circular in the form and context in which they appear.

Yours faithfully

Shabbir Norath

On behalf of Nedbank Capital

Nedbank Capital, a division of Nedbank Limited
(Registration number: 1951/000009/06)

3rd Floor, Corporate Place
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000, South Africa)”

BRIEF RESUMÉ FOR EACH OF THE DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The Articles provide that the Board must consist of not less than four nor more than twenty Directors at any time. The Board consists of thirteen Directors.

The business address for all of the Executive Directors and Executive Officers is 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, Republic of South Africa. The Directors are South African citizens except for Professor Meyer Feldberg, James Healey and Karen Osar (United States citizens), Helmut Mamsch (a German citizen), Dr Rudolf Thummer (an Austrian citizen) and Sir Nigel Rudd (a British citizen).

Following the retirement of David Charles Brink and Dr Franklin Abraham Sonn effective on 31 December 2009, Sappi appointed, effective Friday 1 January 2010, Nkateko Peter Mageza and, effective Monday 1 February 2010, Dr Rudolf Thummer as non-executive Directors of the Board of Sappi Limited.

Non-executive Directors

Daniël (Danie) **Christiaan Cronjé** Chairman (*Independent*)	**Sappi board committee memberships** Human Resources and Transformation committee (chairman) Nomination and Governance committee (chairman) (Attends Audit committee meetings and Compensation committee meetings ex officio)
Age: 63	**Other board and organisation memberships** Eqstra Holdings Limited (chairman)
Qualifications: BCom (Hons), MCom, DCom **Nationality:** South African **Appointed:** January 2008	**Skills, expertise and experience** Dr Cronjé retired in July 2007 as chairman of both ABSA Group Limited and ABSA Bank Limited (a leading South African banking organisation in which Barclays plc obtained a majority share in 2005). Dr Cronjé had been with ABSA Group since 1975 and held various executive positions including group chief executive for four years and chairman for 10 years. Prior to that Dr Cronjé was lecturer in Money and Banking at Potchefstroom University.
Address:	Sappi Limited 48 Ameshoff Street Braamfontein 2001 Johannesburg South Africa

Professor Meyer Feldberg (*Independent*)	**Sappi board committee memberships** Compensation committee (chairman) Nomination and Governance committee
Age: 67 **Qualifications:** BA, MBA, PhD **Nationality:** American **Appointed:** March 2002	**Other board and organisation memberships Include** British American Business Council (advisory board member) Columbia University Business School Macy's Inc. Morgan Stanley (senior advisor) New York City Ballet New York City Global Partners (president) PRIMEDIA Inc. Revlon Inc. UBS Global Asset Management University of Cape Town Graduate School of Business **Skills, expertise and experience** Professor Feldberg's career has included teaching and leadership positions in the business schools of the University of Cape Town, Northwestern and Tulane. He served as president of Illinois Institute of Technology for three years and as dean of Columbia Business School for 15 years. He is currently dean emeritus and professor of leadership at Columbia Business School. He has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honoured Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life.
Address:	Advisory Director Morgan Stanley Institutional Securities Mgmt 1585 Broadway Floor 33 New York, NY 10036 United States of America
James (Jim) Edward Healey (*Independent*) **Age:** 68	**Sappi board committee memberships** Audit committee Human Resources and Transformation committee Sappi Fine Paper North America Audit committee (chairman)
Qualifications: BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA)	**Skills, expertise and experience** He has held various senior financial positions in a career spanning 37 years. In 1995, Mr. Healey became vice president and treasurer of Bestfoods, formerly CPC International Inc. In 1997, he became executive vice president and chief financial officer of Nabisco Holdings Inc., one of the world's largest snack food manufacturers, a position from which he retired at the end of 2000.
Nationality: American **Appointed:** July 2004	
Address:	400F Lake Street Ramsey NJ07446 United States of America

Deenadayalen (Len) Konar (*Independent*) **Age:** 55 **Qualifications:** BCom, MAS, DCom, CA (SA) **Nationality:** South African **Appointed:** March 2002	**Sappi board committee memberships** Audit committee (chairman) Nomination and Governance committee Sappi Southern Africa Audit committee (chairman) **Other board and organisation memberships include** Exxaro Resources Limited (chairman) Illovo Sugar Limited Implementation Oversight Panel of the World Bank (co-chairman) JD Group Limited Mustek Limited (chairman) South African Reserve Bank Steinhoff International Holdings Limited (chairman) **Skills, expertise and experience** Previously professor and head of the department of Accountancy at the University of Durban – Westville, Dr Konar is a member of the King Committee on Corporate Governance in South Africa, the Securities Regulation Panel and the SA Institute of Directors. He is a past member and chairman of the external audit committee of the International Monetary Fund.
Address:	No 42 Wierda Road West Wierda Valley Sandton, 2196 South Africa
Nkateko Peter Mageza (*Independent*) **Age:** 55 **Qualifications:** ACCA (UK) **Nationality:** South African **Appointed:** January 2010	**Sappi board committee memberships** Audit committee Human Resources and Transformation committee **Other Board and Organisation memberships include** Bidvest Group Limited Rainbow Chicken Limited Remgro Limited MTN Group Limited **Skills, expertise and experience** Mr. Mageza joined the Sappi Board after having held senior executive positions across a wide range of industries. He is a former Group Chief Operating Officer of ABSA Group Limited, Assistant General Process Management at Nedcor Limited and Chief Executive Officer of Autonet, the Road Passenger and Freight Logistics Division of Transnet Limited.
Address:	Unit 6 Kintamani 34 Pont Road Bryanston, 2021 PO Box 71654 Bryanston, 2021 South Africa

Helmut Claus-Jurgen Mamsch
(*Independent*)

Age: 65

Nationality: German

Appointed: January 2004

Sappi board committee memberships
Audit committee
Compensation committee
Sappi Fine Paper Europe Audit committee (chairman)

Other board and organisation memberships
Electrocomponents plc (chairman)
GKN plc
Anita-Thyssen-Stiftung

Skills, expertise and experience
Mr. Mamsch studied economics at Deutsche Aussenhandels-und Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the UK and Belgium. He worked for 20 years in international trade and shipping. In 1989, he joined VEBA AG (now E ON AG), Germany's largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and, as from 1998, responsible for their United States electronic businesses and their corporate strategy and development. In 1997, he joined Logica as a non-executive director and until 2007 was their deputy chairman.

Address:
235 Earls Court Road
Box 238
London SW5 9FE
United Kingdom

John (Jock) David McKenzie
(*Independent*)

Age: 62

Qualifications: BSc Chemical Engineering (cum laude), MA

Nationality: South African

Appointed: September 2007

Sappi board committee memberships
Compensation committee
Sustainability Executive committee (chairman of this management committee)

Other board and organisation memberships
Accelerate Cape Town
Coronation Fund Managers
University of Cape Town Foundation (chairman)

Skills, expertise and experience
Mr. McKenzie joined the Sappi board after having held senior executive positions globally and in South Africa. He is a former president for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the chairman and chief executive officer of the Caltex Corporation. He was a member of the Singapore Economic Development Board from 2000 – 2003.

Address:
4 Eyton Terrace
28 Eyton Road
Claremont, 7708
South Africa

Karen Rohn Osar (*Independent*)	**Sappi board committee memberships** Audit committee
Age: 60 **Qualifications:** BA, MBA, Finance	**Other board and organisation memberships** Innophos Holdings Inc. (chairperson of audit committee) Webster Financial Corporation
Nationality: American **Appointed:** May 2007	**Skills, expertise and experience** Ms Osar was executive vice president and chief financial officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was vice president and treasurer for Tenneco Inc. and also served as chief financial officer of Westvaco Corporation and as senior vice president and chief financial officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan & Co, becoming a managing director of the Investment Banking Group. She has chaired several board audit committees.
Address:	100 Kellogg St Brookfield, CT06804 United States of America
Bridgette Radebe (*Independent*)	**Sappi board committee memberships** Human Resources and Transformation committee
Age: 49 **Qualifications:** BA (Pol Sc and Socio)	**Other board and organisation memberships** Mmakau Mining (Proprietary) Limited (executive chairperson) South African Mining Development Association (president) Minerals and Mining Development Board (vice president) New Africa Mining fund (founder and board trustee)
Nationality: South African **Appointed:** May 2004	**Skills, expertise and experience** Ms Radebe was the first black South African deep level hard rock mining entrepreneur in the 1980s. She has more than a decade of experience in contract mining, mining construction and mining mergers and acquisitions. She is founder of Mmakau Mining which has investments in platinum, coal, chrome and gold mines as well as shaft sinkers. She participated in the design of the South African Mining Charter and present mining Legislation.
Address:	Mmakau Mining 1st Floor 269 Oxford Road Illovo, 2196 South Africa

Sir Anthony Nigel Russell Rudd (*Independent*)	**Sappi board committee memberships** Compensation committee Nomination and Governance committee
Age: 63 **Qualifications:** DL, Chartered Accountant	**Other board and organisation memberships** BAA Limited (chairman) BAE Systems plc Invensys plc (deputy chairman) Pendragon plc (chairman)
Nationality: British **Appointed:** April 2006	**Skills, expertise and experience** Sir Nigel Rudd has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the company went on to become one of the largest industrial holding companies in the United Kingdom. He was knighted by the Queen for services to the manufacturing industry in the UK in 1996 and holds honorary doctorates from both the Loughborough and Derby Universities. In 1995, he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.
Address:	Astara Management Limited 23 Royal Scot Road Pride Park Derby DE 24 8AJ United Kingdom
Rudolf Thummer **Age:** 62	**Sappi board committee memberships** Sustainability Executive committee (member of this management committee)
Qualifications: Dr Techn, Dipl-Ing **Nationality:** Austrian **Appointed:** February 2010	**Skills, expertise and experience** Dr Thummer joined the Sappi Board after having served many years in the pulp and paper industry. He joined Hannover Papier in 1979 (later purchased by Sappi) as Manager of Research and Development. In 1982, he became the Paper Mill Manager at Alfeld mill. In 1990 he was appointed Technical Director of Alfeld mill. In 1992, Dr Thummer became an Executive Board Member of the Hannover Papier Group, responsible for Manufacturing at the Alfeld and Ehingen mills. In 1998 he moved to Sappi Fine Paper Europe based in Brussels as Technical Director and Executive Board Member. He served as Group Head Technology of Sappi Limited from 1 January 2006 up to his retirement at the end of December 2007.
Address:	Friedrich-Spaur Weg 22A A-5020 Salzburg-Parsch Austria

Executive Directors

Roeloff (Ralph) Jacobus Boëttger
Chief Executive Officer

Age: 48

Qualifications: BAcc Hons, CA (SA)

Nationality: South African

Appointed: July 2007

Sappi board committee memberships
Attends meetings of all board committees by invitation

Skills, expertise and experience
At the age of 34 he was appointed chief executive officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007 he was with Imperial Holdings following Imperial's acquisition of Safair. From 2002 he was an executive director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in southern Africa, numerous European countries, the Middle East and Asia. He is well versed in managing an operation with diverse cultures.

Mark Richard Thompson
Chief Financial Officer

Age: 57

Qualification: BCom, BAcc, LLB, CA (SA)

Nationality: South African

Appointed: August 2006

Sappi board committee memberships
Attends Audit committee meetings by invitation

Skills, expertise and experience
Mr. Thompson joined Sappi in 1999 as group corporate counsel and was appointed to his present position in August 2006. Prior to joining Sappi, he was group treasurer at Anglo American, managing director of Discount House Merchant Bank and previously head of the corporate finance division of Central Merchant Bank.

Executive Officers

Mark Gardner
President and Chief Executive Officer of Sappi Fine Paper North America

Age: 54

Qualification: BSc

Other board and organisation memberships Include
American Forest & Paper Association
NPTA Alliance

Skills, expertise and experience
Mr. Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mr. Gardner held the roles of Vice President Manufacturing and Vice President, Supply Chain. He has also worked in a variety of production management roles, including Production Manager at the Westbrook mill, Paper mill Manager at the Somerset mill, Managing Director at the Muskegon mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine.
Mr. Gardner has received the TAPPI (Technical Association of the Pulp and Paper Industry)/PIMA (Paper Industry Management Association) 2009 Executive of the year award. The award is the highest recognition for leadership and management given by PIMA.

Robert Darsie Hope
Group Head Strategic Development

Age: 57

Qualification: BA (Hons) Economics, MRICS

Skills, expertise and experience
Since joining Sappi in 1976, Mr. Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

Jan Harm Labuschagne *Chief Executive Officer of Sappi Southern Africa* **Age:** 50 **Qualification:** B.Com (Hons), CA (SA)	**Other board and organisation memberships include** South African Institute of Chartered Accountants (SAICA) (chairman) SAICA Executive Committee (chairman) SAICA HR Committee member SAICA Strategy Committee (chairman) SAICA Nominations Committee (chairman) **Skills, expertise and experience** Mr. Labuschagne joined Sappi in 1992 as Divisional Financial Controller. In 1996, he was appointed as Financial Director of the Timber Industries Division. Subsequent to Sappi's acquisition of KNP Leykam in Europe, he was seconded to the newly formed European head office in Brussels as Director Accounting. In 2002 he was appointed as Financial Director of Sappi Forest Products operations. He was appointed to his current position in January 2007.
Andrea Rossi *Group Head Technology* **Age:** 56 **Qualification:** BSc Eng. (Hons), C.Eng	**Skills, expertise and experience** Mr. Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Andrea held the roles of Project Director of the Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of Sappi Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra mill, Project Director Enstra mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services for Sappi Management Services.
Lucia Adele Swartz *Group Head Human Resources* **Age:** 52 **Qualification:** BA, Dip HR	**Skills, expertise and experience** Ms Swartz joined Sappi in May 2002. Prior to joining Sappi she worked for the Seagram Spirits and Wine Group as Human Resources Director, Global Functions based in New York. She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.
Alexander van Coller Thiel *Integration Executive* **Age:** 48 **Qualification:** BSc Mech Eng, MBA	**Skills, expertise and experience** Mr. Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi's expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003 he became the Director Logistics for Sappi Fine Paper Europe, reporting to the Chief Executive Officer of Sappi Fine Paper Europe. He was appointed as Group Head Procurement at Sappi Limited in January 2008 and Integration Executive, in charge of the integration of the M-real coated graphic paper business acquisition into Sappi's operations, in September 2008.
Berend (Berry) John Wiersum *Chief Executive Officer of Sappi Fine Paper Europe* **Age:** 54 **Qualification:** MA	**Other board and organisation memberships include** CEPI (Confederation of European Paper Industries) (chairman) **Skills, expertise and experience** Mr. Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe. Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year. He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands) where he was responsible for overseeing over 90 packaging plants across Europe, Russia, the Mid East and North Africa. He holds a master's degree in medieval & modern history from St. Andrews University Scotland.

PRICE HISTORY OF ORDINARY SHARES ON THE JSE

The table below sets forth, for the periods indicated, the high and low prices of trading activity in the Ordinary Shares on the JSE, as reported by the JSE and adjusted for the dilution effects of the rights issue discussed below.

In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new Ordinary Shares to qualifying Sappi Ordinary Shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of R20.27 per rights offer share in the ratio of 6 rights offer Ordinary Shares for every 5 Sappi Ordinary Shares held. The rights offer was fully subscribed and the shareholders received their Ordinary Shares on Monday 15 December 2008. The rights offer raised R5,815,184,693 (approximately US$ 575 million) which was used to partly finance the acquisition of the coated graphic paper business of M-real and the related costs.

	High (1)	Low (1)	Volume
	(SA cents per Ordinary Share)		(million)
Annual highs and lows			
Fiscal 2009	5,403	1,290	443.40
Fiscal 2008	7,661	4,700	241.58
Fiscal 2007	8,824	6,263	246.95
Fiscal 2006	6,389	3,948	252.60
Fiscal 2005	6,008	3,675	264.70
Quarterly highs and lows			
2010			
First quarter [Jan 2010]	3,700	2,539	125.58
2009			
Fourth quarter	3,179	2,052	81.8
Third quarter	3,029	1,620	89.2
Second quarter	4,550	1,290	135.6
First quarter	5,403	2,668	136.8
2008			
Fourth quarter	5,964	4,555	56.2
Third quarter	7,661	5,938	57.3
Second quarter	6,422	4,768	74.8
First quarter	6,800	5,703	51.8
Monthly highs and lows			
2010			
January	3,792	3,031	32.4
February	3,292	2,875	16.9
2009			
December	3,700	3,220	30.6
November	3,340	2,735	46.7
October	3,010	2,539	44.3
September	3,090	2,450	28.2

(1) Historical share prices shown in the table above have been adjusted by 1.58 (an adjustment factor) for the effect of the issuance of 286,886,270 new Ordinary Shares at a subscription price of R20.27 per rights offer Ordinary Share in the ratio of 6 rights offer Ordinary Shares for every 5 Ordinary Shares held. The adjustment factor applied to the historical Ordinary Share prices was based on the theoretical ex-rights price ("TERP") calculation explained below.

TERP is the [(Number of new Ordinary Shares multiplied by the subscription price of R20.27) plus the (Number of new Ordinary Shares held multiplied by the share price of the Ordinary Share excluding any dividends included in the Ordinary Share price immediately prior to the announcement of the renounceable rights offer)] all divided by the (Number of new Ordinary Shares plus the number of Ordinary Shares held prior to the renounceable rights offer).

The adjustment factor of 1.58 is calculated using the Ordinary Share price immediately prior to the announcement of the renounceable rights offer.

On the last practicable date, the closing price for Ordinary Shares on the JSE was 3245 SA cents per share.

Daily – Last One Month	**High**	**Low**	**Volume**
	(SA cents per Ordinary Share)		
08 February 2010	3 173	3 030	728,081
09 February 2010	3 200	3 032	721,999
10 February 2010	3 133	3 050	1,024,027
11 February 2010	3 158	3 097	843,515
12 February 2010	3 200	3 013	842,674
15 February 2010	3 144	3 040	202,811
16 February 2010	3 120	3 008	776,420
17 February 2010	3 201	3 100	753,653
18 February 2010	3 188	3 077	857,544
19 February 2010	3 169	3 000	1,264,721
22 February 2010	3 174	3 093	807,806
23 February 2010	3 140	2 973	1,652,322
24 February 2010	3 050	2 975	850,740
25 February 2010	3 092	2 955	264,190
26 February 2010	3 049	2 875	773,588
01 March 2010	3 070	2 986	1,027,308
02 March 2010	3 057	2 906	1,077,772
03 March 2010	3 034	2 922	1,479,483
04 March 2010	3 110	2 990	1,392,519
05 March 2010	3 198	3 087	1,935,780
08 March 2010	3 169	3 090	995,697
09 March 2010	3 145	3 067	984,564
10 March 2010	3 251	3 039	1,820,615
11 March 2010	3 272	3 153	1,821,840
12 March 2010	3 275	3 172	1,016,844
15 March 2010	3 265	3 202	703,150
16 March 2010	3 271	3 225	314,244
17 March 2010	3 342	3 230	1,177,891
18 March 2010	3 270	3 123	2,625,057
19 March 2010	3 279	3 200	969,244

Source: Thomson / Reuters / I-Net Bridge

CORPORATE GOVERNANCE STATEMENT

The Group endorses the Code of Corporate Practices and Conduct as contained in the South African King II Report issued in 2002, and continues to apply the principles incorporated therein. The King III Report issued on 01 September 2009 for implementation by March 2010, is currently being studied within Sappi and preparations are in progress for adoption of incremental new principles contained therein, to the extent not already adopted. The Group maintains its primary listing on the JSE as well as a listing on the New York Stock Exchange. The Group delisted from the London Stock Exchange, effective 02 November 2009. The Group complies in all material aspects with the regulations and codes of these exchanges as they apply to Sappi.

Audit Committee

An Audit Committee of the Board was established in 1984 and assists the Board in discharging its responsibilities to safeguard the Group's assets, maintain adequate accounting records and develop and maintain effective systems of internal financial control. It also oversees the financial reporting process and is concerned with compliance with accounting policies, Group policies, legal requirements and internal controls within the Group. It interacts with and evaluates the effectiveness of the external and internal audit process and reviews compliance with the Group's code of ethics.

The Audit Committee consists of five independent non-executive directors of the Board (James Edward Healey, Deenadayalen Konar (Chairman), Helmut Claus Jürgen Mamsch, Nkateko Peter Mageza and Karen Rohn Osar) and is directed by a specific mandate from the Board. The adequacy of the mandate is reviewed and reassessed annually. The Chairman of the Group attends Committee meetings ex officio. The Audit Committee meets with senior management, which includes the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the Committee and its Chairman. The Audit Committee also meets at least once per year with the management Disclosure Committee. The external and internal auditors meet privately with the Audit Committee Chairman on a regular basis. The Audit Committee Chairman attends the annual general meeting. Deenadayalen Konar has been designated as the Audit Committee's financial expert. Regional audit committees exist in the three major regions and are chaired by independent non-executive directors. These committees have a mandate from the Group's Audit Committee, to whom they report on a regular basis, and they meet at least four times per year.

The board risk oversight function is controlled and managed by the Audit Committee intead of having a separate Risk Committee as required by King.

Nomination and Governance Committee

The Nomination and Governance Committee of the Board consists of four independent non-executive directors: Daniël Christiaan Cronjé (Chairman of the Committee and (Chairman of the Group), Meyer Feldberg, Deenadayalen Konar and Sir Anthony Nigel Russell Rudd. The Committee considers the composition of the Board, retirements and appointments of additional and replacement non-executive directors and makes appropriate recommendations to the Board. The Chief Executive Officer attends meetings by invitation.

Human Resources and Transformation Committee

The Human Resources and Transformation Committee of the Board consists of four independent non-executive directors (Daniël Christiaan Cronjé, the chairman of the Group and of the Human Resources and Transformation Committee, James Edward Healey, Nkateko Peter Mageza and Bridgette Radebe). The responsibilities of the Committee are, among other things, to determine human resource policy and strategy. In addition the Committee overseas Transformation issues in South Africa.

Compensation Committee

The Compensation Committee of the Board consists of four independent non-executive directors: Meyer Feldberg (Chairman), Helmut Claus-Jürgen Mamsch, John "Jock" David McKenzie and Sir Nigel Rudd. The responsibilities of the Committee are mainly to determine the remuneration and incentives in respect of the Chief Executive Officer and those executives reporting directly to the Chief Executive Officer. The Chairman of the Group attends meetings of the Committee ex officio.

Management committees

Responsibility for the day-to-day management of the Group has been assigned by the Board to the chief executive officer. To assist the chief executive officer in discharging these duties, a number of management committees have been formed:

Sustainability executive committee

A sustainability executive committee has been constituted during 2009 as an executive management committee with board representation, consisting of senior executive and corporate management representatives as well as two non-executive directors, John "Jock" David McKenzie (chairman of the committee) and Dr Rudolf Thummer who act as a link between the Board and the committee. The sustainability executive committee has a charter from the board. Its mandate is essentially to oversee the Group's sustainability strategies and platform.

Sustainability council

A sustainability council constituted in 2008 continues in a support role to the newly formed sustainability executive committee. The council's focus is both strategic and operational and membership is representative of the operational nature of many of its initiatives. Regional councils were also created to deal with the day-to-day sustainability issues. The council plays a key role in managing and entrenching sustainability in the business and will continue to develop ideas and roll out programmes within the business. Sappi strives to be a trustworthy and valuable corporate citizen. The Group encourages open dialogue, employee participation and a culture of engagement with all our stakeholders.

Executive committee

This committee comprises executive directors and senior management from Sappi and the chief executive officers of the three main regional business operations of the Group. The chief executive officer has assigned responsibility to the executive committee for a number of functional areas relating to the management of the Group, including the development of policies and alignment of initiatives with regards to: strategic, operational, financial, governance and risk processes. The executive committee meets monthly.

Disclosure committee

This committee comprises members of the executive committee and senior management from various disciplines whose objective is to review and discuss any financial information prepared for public release. Membership of the disclosure committee was expanded in 2009 to include the regional chief financial officers. An open invitation to attend disclosure committee meetings has been extended to the head of internal audit in line with the strategic repositioning of internal audit as recommended in the King III Report.

Treasury committee

The treasury committee is an advisory body to the chief financial officer for Sappi's treasury activities and operations. The committee meets every second week. The committee comprises senior financial and treasury managers. The responsibility of the committee is to review and discuss treasury related matters.

Technical committees

A number of technical committees have been established which focus on global technical alignment, performance and efficiency measurement as well as new product development. Knowledge generated is rapidly transferred between regions through the technical committees who help to ensure that areas of development are targeted, projects are correctly resourced and global shuts are properly planned.

Group risk management team

The Board recognises that risk management success can only be achieved if all three elements of risk, namely threat, uncertainty and opportunity, are recognised and managed in an integrated fashion. The Group risk management team is mandated by the Board to establish, co-ordinate and drive the risk management process throughout Sappi. It has established a comprehensive risk management system to identify and manage significant risks. The Group risk management team reports regularly on risks to the audit committee who have an oversight role with regards to the risk management processes at Sappi, as well as to the Board.

MATERIAL CONTRACTS

Contracts

- On 29 September 2008 Sappi entered into an agreement with M-real to acquire their coated graphics paper business for €750 million.
- On 29 September 2008 Sappi entered into a vendor loan note agreement with M-real for €220 million to partly finance the acquisition of the coated graphics paper business acquired from M-real. The vendor loan notes were issued at the time of the closing of the acquisition.
- In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new Ordinary Shares to qualifying Ordinary Shareholders recorded in the shareholders register at the close of business on 21 November 2008, at a subscription price of ZAR 20.27 per rights offer share in the ratio of 6 rights offer Ordinary Shares for every 5 Ordinary Shares held. The rights offer was fully subscribed and the Ordinary Shareholders received their Ordinary Shares on 15 December 2008. The rights offer raised ZAR5,815,184,693 (approximately US$575 million) which was used to partly finance the acquisition of the coated graphic business of M-real and to pay related costs.
- In August 2009, Sappi redeemed all its outstanding €220 million vendor loan notes issued to M-real at a discount of 13.5% of their principal amount approximately €30 million (US$41 million).
- In June 2009, Sappi Manufacturing combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Programme established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR5 billion Domestic Medium Term Note Programme (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity. On 30 June 2009, Sappi Manufacturing issued ZAR325 million (US$41 million) and on 13 July 2009, issued ZAR175 million (US$21 million) Senior Unsecured Fixed Rate Notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on 30 June and 30 December of each year, commencing on 30 June 2009. The securities issued under the Third Tranche mature on 30 June 2012. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution. The offering of the securities, which are listed on the Bond Exchange of South Africa, was not registered under the Securities Act or any U.S. state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.
- On 29 July 2009, PE Paper Escrow GmbH (the "Issuer"), a special purpose limited liability company wholly owned by Sappi Papier Holding GmbH ("SPH"), issued €350 million 11.75% Senior Secured Notes due 2014 ("euro Notes") and US$300 million 12.00% Senior Secured Notes due 2014 ("Dollar Notes", and together with the euro Notes, the "Notes"). The interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing on1 February 2010. The Notes mature on 1 August 2014. The Issuer may on any one or more occasions redeem all or part of the euro Notes and/or Dollar Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to1 August 2012, on or after 1 August 2012, on or after 1 August 2013), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date. The Issuer has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are jointly and severally guaranteed on a senior basis by Sappi, SPH and certain other subsidiaries of Sappi. The Notes are secured by first-priority security interests, subject to permitted collateral liens, over certain assets of the Issuer, Sappi,

SPH and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances. The Issuer has also agreed to observe certain covenants with respect to the Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi), holders of the Notes have the right to require the Issuer to repurchase all or any part of their Notes in cash for a value equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. The offering of the Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any U.S. state securities laws. The Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our Group Annual Financial Statements.

- On 7 August 2009, SPH, Sappi International S.A. and Sappi Trading Pulp AG, as borrowers, entered into a new revolving credit facility in an amount of €209 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the new Revolving Credit Facility terminate on 31 May 2012. This facility was arranged by J.P. Morgan plc, Citibank, N.A. London Branch, the Royal Bank of Scotland plc, UniCredit Bank Austria AG, HSBC Bank plc and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The new revolving credit facility is guaranteed by Sappi Limited, SPH, Sappi International S.A., Sappi Trading Pulp AG and certain other subsidiaries of SPH, and is secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The facility replaces the multi-currency revolving credit facility raised in June 2005. The funding margin is determined by a rating grid (3.00% at BBB-/Baa_3 or higher, 4.00% at BB+/Ba_1, 4.50% at BB/Ba_2, 5.25% at BB-/Ba_3 and 6.50% at B+/B_1 or lower) and, based on the current credit rating, provides for a margin of 5.25% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 0.45% of the then applicable margin on the undrawn and uncancelled amount of the new revolving credit facility and a utilization fee of 0.50% per annum (if the utilization is between 25% and 50%) or 1.00% per annum (if the utilization is greater than 50%) on the amount of the new revolving credit facility that is used. This facility is to be used for general corporate purposes and was undrawn at the end of September 2009. The new revolving credit facility contains an interest coverage covenant (2.00 to 1 for all quarters ending from 27 September 2009 to 3 July 2011, 2.25 to 1 for all quarters ending from 2 October 2011 to 1 April 2012 and 2.50 to 1 for the quarters ending 1 July 2012 and 30 September 2012) and a leverage covenant (6.00 to 1 for the quarters ending 27 September 2009 and 27 December 2009, 5.50 to 1 for the quarter ending 28 March 2010, 5.25 to 1 for the quarter ending 27 June 2010, 5.00 to 1 for all quarters ending from 26 September 2010 to 3 July 2011, 4.50 to 1 for the quarter ending 2 October 2011, 4.25 to 1 for all quarters ending from 1 January 2012 to 1 July 2012 and 4.00 to 1 for the quarter ending 30 September 2012), in each case measured at the Sappi consolidated level. Subject in each case to certain customary exceptions and materiality thresholds, the new revolving credit facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the group, acquisitions or participations in joint ventures and mergers and disposals. In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the new revolving credit facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our Group Annual Financial Statements.

- On 27 August 2009, Sappi refinanced its existing €500,106,406 term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a €400 million term loan facility maturing on 30 April 2014. SPH remains the borrower under the new OeKB term loan facility which was arranged by UniCredit Bank Austria AG and is supported by a syndicate of financial institutions. J.P. Morgan Europe Limited is acting as the security agent. The new OeKB term loan facility is guaranteed by Sappi and the same subsidiaries that are guarantors (other than SPH) under the new revolving credit facility. The obligations under the new OeKB term loan facility are secured by substantially the same collateral that secures the obligations under the new revolving credit

facility and the Notes. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin depending on the credit rating assigned to the senior secured debt of Sappi (4.00% at BBB-/Baa_3 or higher, 5.00% at BB+/Ba_1, 5.50% at BB/Ba_2, 6.25% at BB-/Ba_3 and 7.50% at B+/B_1 or lower), plus certain mandatory costs. Initially, the margin is 6.25% per annum. The other material terms of the new OeKB term loan facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of the new revolving credit facility. For further information, see note 20 to our Group Annual Financial Statements.

- On 27 August 2009, Sappi, SPH, the subsidiary guarantors, the Issuer and the other obligors entered into an intercreditor agreement with, among others, J.P. Morgan Europe Limited as security agent, the agent under the new revolving credit facility, the agent under the new OeKB term loan facility and The Bank of New York Mellon as trustee for the Notes. The intercreditor agreement includes terms that establish the basis on which the security agent is appointed to hold the collateral created by the security documents and securing Sappi's obligations under the Notes, the new revolving credit facility and the new OeKB term loan facility, under what circumstances the security documents may be enforced, the application of proceeds from an enforcement in respect of the collateral, and under which circumstances the collateral may be shared on a *pari passu* basis with additional third party creditors. The intercreditor agreement ranks the secured debt *pari passu* without any preference between any class of secured debt. Only the security agent has the right to enforce the security documents. The classes of secured creditors that are permitted to instruct the security agent to enforce the security documents are the agent for the new revolving credit facility, acting upon the instructions of the majority lenders; the agent for the new OeKB term loan facility, acting upon the instructions of lenders that comprise an aggregate of 66⅔% of the commitments under the new OeKB term loan facility; and the trustee for the Notes, acting upon the instructions of holders of the Notes. The intercreditor agreement provides that the classes of secured creditors entitled to provide enforcement instructions to the security agent must consult with each other for a period of 10 business days before any instruction to enforce is given to the security agent. The security agent may release the collateral under certain conditions, including in connection with the enforcement of the security documents or in connection with the sale of assets permitted by relevant financing documents.

sappi

Sappi Limited

(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
Share code: SAP ISIN: ZAE000006284

NOTICE OF GENERAL MEETING OF ORDINARY SHAREHOLDERS

Notice is hereby given that a General Meeting of Ordinary Shareholders of the Company will be held at the Company's registered office, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa on Thursday 29 April 2010 at 03:00pm for the purpose of considering and, if deemed fit, passing, with or without modification, the following special and ordinary resolutions:

SPECIAL RESOLUTION NUMBER 1

The creation of "A" Ordinary Shares

"Resolved that, subject to the fulfilment of the conditions precedent stipulated in the Circular accompanying this notice convening the General Meeting at which this special resolution will be proposed and considered, the existing authorised share capital of the Company, being R725,000,000 (seven hundred and twenty five million Rand) divided into 725,000,000 (seven hundred and twenty five million) ordinary shares with a par value of R1 (one Rand) each, be and is increased to R744,961,476 (seven hundred and forty four million nine hundred and sixty one thousand four hundred and seventy six Rand) by the creation of 19,961,476 (nineteen million nine hundred and sixty one thousand four hundred and seventy six) "A" Ordinary Shares of R1 (one Rand) each, having the rights and privileges set out in the Company's Articles, amended pursuant to special resolution no 2 below."

Reason for and effect of special resolution number 1

The reason for special resolution no 1 is to create 19,961,476 (nineteen million nine hundred and sixty one thousand four hundred and seventy six) new "A" ordinary shares of R1 each in the Company for the purpose of implementing the Transaction (as defined in the Circular to which the notice convening this General Meeting is attached). The effect of special resolution no 1, if passed, is to amend the Company's Memorandum of Association to create the requisite number of "A" ordinary shares.

SPECIAL RESOLUTION NUMBER 2

Amendment to articles of association

"Resolved that, subject to the fulfilment of the conditions precedent stipulated in the Circular accompanying this notice convening the General Meeting at which this resolution will be proposed and considered, the Company's Articles of Association be and are hereby amended by the insertion of the following new article No 38 immediately after article No 37:

38. RIGHTS AND CONDITIONS ATTACHING TO THE "A" ORDINARY SHARES

38.1 The "A" Ordinary Shares shall rank *pari passu* with one another and, save as set out in this Article 38, with the ordinary shares in the authorised and issued share capital of the Company.

38.2 The "A" Ordinary Shares shall confer on the holders thereof from time to time (the ""A" Holder(s)") the following rights, privileges and obligations:

38.2.1 The date on which the "A" Ordinary Shares are subscribed for is hereinafter referred to as the "Subscription Date".

38.2.2 Each "A" Ordinary Share shall confer on the "A" Holder the right to receive a dividend at the same time as and on the same terms as any dividend that may from time to time be declared

to the holders of the ordinary shares, equal to 50% (fifty percent) of the dividend per ordinary share declared by the Company from time to time, provided that the “A” Ordinary Shares shall not confer on the “A” Holder the right to receive any Special Dividend which may be declared. For purposes hereof “Special Dividend” shall mean a dividend declared other than out of the earnings and distributable reserves of the Company generated in the ordinary course of business and shall specifically exclude any distributable reserves or earnings arising out of any re-valuation of assets, disposals of major assets or other transactions not in the ordinary course of business of the Company.

38.2.3 The Company shall, on 26 August 2019, be entitled, but not obliged, to reduce the issued share capital of the Company by repurchasing and cancelling the “A” Ordinary Shares or such portion thereof determined in accordance with Articles 38.2.4 and 38.2.5 at a repurchase price equal to the par value thereof and subject further to the provisions of this Article 38, such date being hereinafter referred to as the “Repurchase Date”. Notwithstanding the provisions hereof, the repurchase of “A” Ordinary Shares shall be subject to the provisions of the Companies Act and no repurchase of “A” Ordinary Shares which is contrary to the requirements thereof shall be given effect to.

38.2.4 If the Company exercises its entitlement in accordance with Article 38.2.3, the Company shall:

38.2.4.1 determine the 30 day volume weighted average traded price per share (the “Transaction Price”) of the ordinary shares of the Company on the JSE calculated as at the trading day immediately prior to the Repurchase Date;

38.2.4.2 calculate, on the basis described in Article 38.2.5 the number of “A” Ordinary Shares (the “Cancellation Shares”) which the Company shall repurchase in full and cancel;

38.2.4.3 repurchase in full and cancel the Cancellation Shares;

38.2.4.4 on 30 August 2019 (the “Conversion Date”), convert such number of the “A” Ordinary Shares which shall not have been repurchased and cancelled in terms of Article 38.2.3 (the “Conversion Shares”), into ordinary shares;

38.2.4.5 procure that the Conversion Shares, after their conversion into ordinary shares, shall be listed on the JSE by not later than 5 (five) Business Days after the Conversion Date; and

38.2.4.6 by not later than 5 (five) Business Days after the Conversion Date, instruct the Central Securities Depository Participant of the Company irrevocably and in writing to credit the account of the “A” Holder held with its Central Securities Depository Participant with the ordinary shares into which the relevant Conversion Shares shall have been converted.

38.2.5 If the Company exercises its entitlement in accordance with Article 38.2.3, the Company shall repurchase in full and cancel in terms of respectively Articles 38.2.3 and 38.2.4 by reference to the formula:

N=[A x (1+r) ^ t] / B

where:

N is the number of Cancellation Shares which the Company shall be entitled to cancel, which number shall not be greater than the number of “A” Ordinary Shares;

A is a value equal to the number of “A” Ordinary Shares issued, multiplied by the 30 day volume weighted average price as at Friday, 5 February 2010 of the Company’s ordinary share price traded on the JSE (being R33.50 (thirty three Rand fifty cents)) less the par value thereof;

r 9,1% (nine comma one percent) per annum;

t is the number of years from the Subscription Date to the Repurchase Date;

B is the Transaction Price determined in accordance with Article 38.2.4.1.

38.2.6 If the Company declares a Special Dividend as contemplated in Article 38.2.2 then the formula set out in Article 38.2.5 shall be adjusted, on such basis as the auditors of the Company for the time being shall certify as being fair and equitable to the "A" Holders, in such manner as may be necessary to take account of the Special Dividend and to place the "A" Holders in substantially the same economic position in which they would have been but for the declaration and payment of the Special Dividend.

38.2.7 The Company shall also be entitled, but not obliged, to exercise its rights to repurchase in full the "A" Ordinary Shares *mutatis mutandis* in terms of Article 38.2.4 by giving written notice thereof to the "A" Holders at any time after it has become entitled to do so pursuant to Article 38.2.14 and subject to Article 38.2.15.

38.2.8 When the Company exercises its repurchase rights pursuant to the aforesaid provisions of this Article 38, a sale of shares in respect of the "A" Ordinary Shares that are the subject matter of the repurchase rights so exercised (the "Repurchased Shares") shall be deemed to have been entered into between the Company and the "A" Holders, which sale shall be subject to the further terms and conditions as set out in this Article 38.

38.2.9 On the Repurchase Date, the "A" Holders shall be deemed to have delivered to the Company (who shall up until the Purchase Date have held such shares on behalf of the "A" Holders) the share certificates evidencing the Repurchased Shares and the "A" Holders hereby irrevocably and *in rem suam* nominate and appoint the Company acting through any director of the Company, with power of substitution, as the "A" Holders' attorney and agent in the "A" Holders' name, place and stead to procure delivery of the Repurchased Shares and effect signature on behalf of the "A" Holders of the documents referred to in this Article 38.2.9, in favour of the Company.

38.2.10 The Company shall forthwith cancel the Repurchased Shares on transfer of title to it in accordance with the Act.

38.2.11 The "A" Holders shall warrant that on the Repurchase Date they shall be entitled and able to give free and unencumbered title of the Repurchased Shares and no person will have any right of any nature whatsoever to acquire any of the Repurchased Shares.

38.2.12 No cession, disposal, transfer, encumbrance, pledge, hypothecation, donation, sale or other alienation whatever of any "A" Ordinary Share by any "A" Holder shall be permitted during the period calculated from the Subscription Date until the Repurchase Date (the "Lock-in-Period"), save with the prior written consent of the Company which it may, in its sole discretion, withhold, and any action taken in contravention of the provisions hereof shall not be recognised by the Company and save as provided for in 38.2.14.

38.2.13 The occurrence, during the Lock-in-Period, of the following events shall be an early termination event save that the events shall only be an early termination event if such event is not remedied (if capable of remedy) within a period of 30 (thirty) days of written notice from the Company requiring that such event be remedied, or such longer period as the Company in its reasonable discretion may permit:

38.2.13.1 any "A" Holder engaging, or attempting to engage, in any activity contrary to the provisions of Article 38.2.12;

38.2.13.2 any "A" Holder amending its trust deed or other constituent document in any material respect without the prior written consent of the Company which it may, in its sole discretion, withhold; and

38.2.13.3 the failure by the "A" Holders to notify the Company of the occurrence of an event constituting an early termination event within 5 (five) Business Days of becoming aware of it.

38.2.14 If an early termination event occurs during the Lock-in-Period, which is not remedied or does not cease to exist within the remedy period, the Company shall have the right, in its sole discretion, but not the obligation, at any time thereafter while the early termination event is not remedied or does not cease to exist, to exercise its repurchase rights in respect of the "A" Holder which is responsible for the early termination event *mutatis mutandis* in accordance with Article 38.2.5 (the "Call Option"), and in that event the Repurchase Date shall be deemed to be the date on which the Company gives the notice contemplated in Article 38.2.15.

38.2.15 The Company shall be entitled to exercise the Call Option in terms of Article 38.2.14 at any time within a period of 90 (ninety) Business Days after the expiry of a period of 30 (thirty) days referred to in Article 38.2.13.

38.2.16 Save as set out in this Article 38, the "A" Ordinary Shares shall rank *pari passu* in all respects with the ordinary shares, it being recorded, for the avoidance of doubt, that in the event that the Company shall take any action of whatsoever nature in relation to and/or in connection with the amendment of any of the rights attaching to the ordinary shares and/or the par value of the ordinary shares the Company shall take the same action *mutatis mutandis* in relation to the "A" Ordinary Shares. Without detracting from the generality of the aforegoing:

38.2.16.1 where an offer is made or a scheme is proposed which could result in the change of control of the Company, the Company shall be entitled (but not obliged) to exercise its rights in terms of Article 38.2.5 on not less than 20 Business Days written notice to the "A" Holders, in which event the Repurchase Date shall be deemed to be a date specified as such in such notice. "change of control" for purposes hereof shall mean a party acquiring more than 35% of the shareholding of the Company;

38.2.16.2 if a rights offer is undertaken in respect of the ordinary shares, then the "A" Holders shall be entitled to participate in such rights offer on the basis that they shall be offered ordinary shares. Where the rights offer results in the "A" Holders being allocated nil paid rights pursuant thereto or the right to acquire additional shares pursuant to an open offer by the Company, the "A" Holders may sell such rights in the market or to third party investors at the market value thereof. The "A" Holders shall be entitled to subscribe for such of the nil paid rights as are allocated to them under such rights offer, provided they have the financial resources to subscribe at the rights offer price required;

38.2.16.3 where any subdivision or consolidation of ordinary shares of the Company occurs, the same subdivision or consolidation shall be applied in respect of the "A" Ordinary Shares;

38.2.16.4 where the Company makes a dividend distribution other than in cash, or issues bonus or capitalisation shares, such dividend shall become part of the assets of the "A" Holders and shall be subject to the provisions of these articles, provided always that a bonus or capitalisation issue to "A" Ordinary Shareholders shall be in the form of Ordinary Shares."

Reason for and effect of special resolution number 2

The reason for and effect of special resolution number 2, if passed, is to amend the Articles of Association of the Company by inserting a new Article 38 containing the rights and privileges attaching to the "A" Ordinary Shares to be created in terms of special resolution number 1 as set out in the notice convening the General Meeting at which special resolution number 2 will be proposed and considered.

SPECIAL RESOLUTION NUMBER 3

Authority for specific repurchase

"Resolved that, subject to the fulfilment of the conditions precedent stipulated in the Circular accompanying this notice convening the General Meeting at which this resolution will be proposed and considered, that the Company be and is hereby authorised by way of a specific authority in accordance with Section 85 of the Companies Act, 1973, as amended, and any subsidiary of the Company from time to time be and is hereby authorised in terms of Section 89 of the Companies Act, 1973, as amended, and in terms of the Listings Requirements of the JSE Limited, to acquire such number of "A" Ordinary Shares in the issued share capital of the Company as the Company may be entitled to acquire in terms of Article No 38 of the articles of association of the Company referred to in special resolution number 2 as and when the Company exercises its rights in terms of Article No 38.2.3, for a consideration of R1 per "A" Ordinary Share."

DIRECTORS' UNDERTAKING

The Directors undertake that, to the extent it is still required by the JSE Listings Requirements and the Companies Act, they will not implement any such repurchase as contemplated in special resolution number 3 while this specific authority is valid, unless:

- the shareholder spread requirements set out in 3.37 and 3.41 of the Listings Requirements are met;
- the Company and all its subsidiaries, in the case of a prohibited period, announces the full details of the repurchase (including the dates and quantities of the securities to be traded) prior to the commencement of the prohibited period;
- it complies with the Companies Act, the Listings Requirements and the Articles of the Company and all its subsidiaries;
- the Company and all its subsidiaries will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of such repurchase;
- the assets of the Company and all its subsidiaries will exceed the liabilities of the Company and all its subsidiaries for a period of 12 months after the date of such repurchase. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual financial statements;
- the Company and all its subsidiaries will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of such repurchase;
- the working capital of the Company and all its subsidiaries will be adequate for ordinary business purposes for a period of 12 months after the date of such repurchase; and
- the Company's sponsor has confirmed, in writing to the JSE, the adequacy of the Company's working capital for the purposes of undertaking such repurchase.

Reason for and effect of special resolution number 3

The reason for and effect of special resolution number 3, if passed, is to give the Board of the Company specific authority for the Company to acquire and cancel the "A" Ordinary Shares specified in the special resolution number 2 to be able to give effect to the provisions of the new Article No 38 as and when the Company exercises its rights in terms of Article No 38.2.3.

SPECIAL RESOLUTION NUMBER 4

Authority for Financial Assistance

"Resolved that, subject to the fulfilment of the conditions precedent stipulated in the Circular, accompanying this notice convening the General Meeting at which this resolution will be proposed and considered, the Company be and is hereby authorised to provide such financial assistance, whether by way of grant, contribution or loan, to the Sappi Foundation Trust, as may be necessary to enable the Sappi Foundation Trust to subscribe for 2 429 312 (two million four hundred and twenty nine thousand three hundred and twelve) "A" ordinary shares in the share capital of the Company and to provide such additional funding to the Sappi Foundation Trust as may be necessary to enable the Sappi Foundation Trust to discharge any cost or expenses incurred cannot be met out of the resources of the Sappi Foundation Trust."

Reason for and effect of special resolution no 4

The reason for special resolution no 4 is to give the Company specific authority to provide financial assistance to the Sappi Foundation Trust to enable it to participate in the Transaction (as defined in the Circular to which the notice convening this General Meeting is attached). The effect of special resolution no 4, if passed, will be to authorise the Company to provide such financial assistance.

ORDINARY RESOLUTION NUMBER 1

Specific issue of shares for cash

"Resolved that, subject to the fulfilment of the conditions precedent stipulated in the notice convening the General Meeting at which this resolution will be proposed and considered, 4,328,359 Ordinary Shares and 19,961,476 "A" Ordinary Shares in the authorised but unissued share capital of the Company be and are placed under the control of the Directors as a specific authority in terms of section 221 of the Companies Act, 1973, as amended and subject to the Listings Requirements of the JSE Limited ("JSE"):

1. to allot and issue for cash 13,889,195 "A" Ordinary Shares at a subscription price of R1 each to the ESOP;
2. to allot and issue for cash 3,642,969 "A" Ordinary Shares at a subscription price of R1 each to the MSOP;
3. to allot and issue for cash 2,429,312 "A" Ordinary Shares at a subscription price of R1 each to the Sappi Foundation;
4. to allot and issue for cash 3,047,762 Ordinary Shares at a subscription price of R33.50, being the 30 day volume weighted average traded price of an Ordinary Share on the JSE, calculated as at Friday 5 February 2010 to the Lereko consortium being:
   - 432,842 Ordinary shares to the Malibongwe Women Development Trust (Master number: IT10665/05),
   - 643,227 Ordinary shares to AMB Capital Limited ("AMB") (Registration number: 1996/016470/06),
   - 1,971,693 Ordinary shares to Lereko Investments (Proprietary) Limited (Registration number: 2004/13452/07); and
5. to allot and issue for cash 1,280,597 Ordinary Shares at a subscription price of R33.50, being the 30 day volume weighted average traded price of an Ordinary Share on the JSE, calculated as at Friday 5 February 2010 to the ESOP."

In terms of the Listings Requirements, the passing of this ordinary resolution requires a 75% majority of the votes cast by Ordinary Shareholders present in person or by proxy or represented at the General Meeting, excluding any parties and their associates participating in the Specific Issue of shares for cash, to be cast in favour.

ORDINARY RESOLUTION NUMBER 2

Authority to give effect to the above resolutions

"Resolved that, the company secretary and failing the company secretary, any one Director be and is hereby authorised, on behalf of the Company, to do or cause all such things to be done, to sign all such documentation as may be necessary to give effect to and implement all of the resolutions to be considered at the General Meeting at which this resolution will be proposed and considered."

VOTING AND PROXIES

Pursuant to the Listings Requirements, Shares held by a share trust or scheme will not have their votes taken into account for the purposes of determining whether any resolution has been passed insofar as such resolution is a Listings Requirement resolution.

Certificated Shareholders and dematerialised "own name" Shareholders (whose names appear on the sub-register maintained by their CSDP or broker), who are unable to attend the General Meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's Transfer Secretaries in South Africa by no later than 03:00pm on Tuesday 27 April 2010. The addresses of the Transfer Secretaries are in the front cover of this Circular.

Dematerialised Shareholders (other than those dematerialised "own name" Shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the General Meeting. If, however, such Ordinary Shareholders wish to attend the General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between the Dematerialised Shareholder and the CSDP or broker.

By order of the Board

Sappi Management Services (Proprietary) Limited
Secretaries: per DJ O'Connor
48 Ameshoff Street
Braamfontein, 2001
Republic of South Africa
(PO Box 31560, Braamfontein, 2017, South Africa)

31 March 2010

sappi

Sappi Limited

(Incorporated in the Republic of South Africa)
Registration number 1936/008963/06
Share code: SAP ISIN: ZAE000006284
(“Sappi” or “the Company”)

FORM OF PROXY

For use only by Ordinary Shareholders of Certificated Shares and holders of Dematerialised Shares held through a Central Securities Depository Participant (“CSDP”) or broker and who have selected “own name” registration at the General Meeting of the Company (“General Meeting”) to be held on Thursday 29 April 2010 at 03:00pm at the Company’s registered office, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa or at any adjournment thereof.

If you are an Ordinary Shareholder entitled to attend and vote at the General Meeting you can appoint a proxy or proxies to attend, vote and speak in your stead. A proxy need not be a shareholder of the Company.

If you are a holder of Ordinary Shares in the Company and have dematerialised your Ordinary Share certificates through a CSDP or broker (and have not selected “own name” registration in the sub-register maintained by a CSDP), do not complete this form of proxy but instruct your CSDP or broker to issue you with the necessary letter of representation to attend the General Meeting, or if you do not wish to attend, provide your CSDP with your voting instructions in terms of your custody agreement entered into with it.

I/We (full names in BLOCK LETTERS) ____________________

of (address) ____________________

being a holder/s of [ ] Ordinary Shares, hereby appoint (see note 2)

1. ____________________ of (or failing him/her)

2. ____________________ of (or failing him/her)

3. the Chairman of the Company or failing him the Chairman of the General Meeting, as my/our proxy to attend, speak, and on a poll to vote or abstain from voting on my/our behalf at the General Meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment thereof.

	Number of votes (one per share)		
	In favour of	**Against**	**Abstain**
Special resolution number 1 Creation of “A” Ordinary Shares.			
Special resolution number 2 Amendment to articles of association.			
Special resolution number 3 Authority for specific repurchase.			
Special resolution number 4 Authority for Financial Assistance.			
Ordinary resolution number 1 Specific issue of shares for cash.			
Ordinary resolution number 2 Authority to give effect to the above resolutions.			

Note: Please indicate with an “x” in the spaces above how you wish your votes to be cast.

Signed at __________ on this __________ day of __________ 2010

Signature ____________________

Notes:

The form of proxy must only be used by Certificated Shareholders or Ordinary Shareholders who hold Dematerialised Shares with 'own name' registration.

Other Ordinary Shareholders are reminded that the onus is on them to communicate with their CSDP or broker.

Instructions on signing and lodging the General Meeting proxy form

1. A deletion of any printed matter (only where an Ordinary Shareholder is allowed to choose between more than one alternative option) and the completion of any blank spaces need not be signed or initialed. Any alteration must be signed, not initialed.

2. The chairman shall be entitled to decline to accept the authority of the signatory:

   2.1 under a power of attorney; or

   2.2 on behalf of a company,

   if the power of attorney or authority has not been lodged at the offices of the company's transfer secretaries, Computershare Investor Services (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001, Republic of South Africa or posted to PO Box 61051, Marshalltown, 2107, Republic of South Africa.

3. The signatory may insert the name(s) of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank spaces provided for that purpose.

4. When there are joint holders of shares and if more than one of such joint holders is present or represented, the person whose name stands first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. The completion and lodging of the form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6. Forms of proxy must be lodged with, or posted to, the offices of the company's transfer secretaries, Computershare Investor Services (Proprietary) Limited, at 70 Marshall Street, Johannesburg, 2001, Republic of South Africa, (for hand delivery) or PO Box 61051, Marshalltown, 2107, Republic of South Africa (for postal delivery), to be received by not later than 03:00pm on Tuesday 27 April 2010.

7. If the signatory does not indicate in the appropriate place on the face hereof how he/she wishes to vote in respect of a particular resolution, his/her proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

8. The chairman of the General Meeting may reject any proxy form which is completed other than in accordance with these instructions and may accept any proxy form when he is satisfied as to the manner in which a member wishes to vote.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2010

SAPPI LIMITED,

By: /s/ L. J. Newman
Name: L. J. Newman
Title: Group Financial Controller